SIGNATURE

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: April 2007	Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                         .
Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary and Lead Governance Counsel Date: April 24, 2007

Notice of
2007 Annual and Special Shareholder Meeting and Management Proxy Circular

Our annual and special shareholder meeting will be held
at 9:30 a.m. (Eastern time) on Wednesday, June 6, 2007
at Centre Mont-Royal, 2200 Mansfield Street, Montréal, Québec
in the auditorium Le Grand Salon.

A live webcast of the meeting will be available on our website at www.bce.ca.

As a shareholder, you have the right to vote your shares, either by proxy or in person at the meeting.

Your vote is important

This document tells you who can vote, what you will be voting on and how to exercise your right to vote your shares. Please read it carefully.

BCE Inc.

What’s inside

2	Letter from the Chair of the board and the President and Chief Executive Officer

3	Notice of 2007 annual and special shareholder meeting

4	Management proxy circular

5	About voting your shares

8	What the meeting will cover

11	About the nominated directors

19	Committee reports

19	- Audit committee report

23	- Corporate governance committee report

23	Directors’ compensation

24	Statement of corporate governance practices

30	- Management resources and compensation committee report

30	Executive officers’ compensation

44	- Pension fund committee report

45	Other important information

46	How to request more information

47	Schedule A — Special resolution approving the name change of BCE Inc.

48	Schedule B — Resolution approving the amendments to BCE’s equity-based compensation plans

51	Schedule C — Board of Directors’ charter (including board chair position description)

53	Schedule D — Chief Executive Officer position description
Bell Canada Enterprises Management proxy circular            | 1

Letter from the Chair of the board and the President and Chief Executive Officer

Dear fellow shareholder:
You are invited to attend this year’s annual and special shareholder meeting. It will be held on Wednesday, June 6, 2007 at 9:30 a.m. (Eastern time), at Centre Mont-Royal, 2200 Mansfield Street, Montréal, Québec, in the auditorium Le Grand Salon. If you cannot attend the meeting in person, you can view a live webcast on our website at www.bce.ca.
As a shareholder, you have the right to vote your shares on all items that come before the meeting. This circular tells you about these items and how to exercise your right to vote. In addition to information relating to the special business you will be voting on, you will find in this circular information about the nominated directors, the auditors, the proposed amendments to equity-based compensation plans, our corporate governance practices and compensation of our directors and officers.
This year, in addition to the business mentioned above, you will be asked to vote on a special resolution approving the name change of BCE Inc. to Bell Canada Inc. This proposal represents the culmination of a series of strategic initiatives that we have undertaken over the past few years to rationalize the holding company structure of BCE and simplify its operations in order to put the focus where it belongs — on our core communications business. Eliminating our holding company operations will save corporate costs and enable further cost efficiencies by doing away with the need for duplicate audited financial statements and redundant filing costs.
On April 17, we announced that the company is reviewing its strategic alternatives with a view to further enhancing shareholder value. As part of that review, we also announced that we have entered into discussions with a group, led by major Canadian pension funds, to explore the possibility of taking the company private.
We cannot be sure that these discussions will lead to any specific action being taken. But we are committed to maximizing value for our shareholders by considering a range of alternatives.
We look forward to seeing you at this year’s annual and special meeting.

Sincerely,

RICHARD J. CURRIE	MICHAEL J. SABIA
Chair of the board	President and Chief Executive Officer

April 17, 2007
2 |           Bell Canada Enterprises Management proxy circular

Notice of 2007 annual and special shareholder meeting

You are invited to our annual and
special shareholder meeting
When
Wednesday, June 6, 2007
9:30 a.m. (Eastern time)
Where
Auditorium Le Grand Salon
Centre Mont-Royal
2200 Mansfield Street
Montréal, Québec
Webcast
A live webcast of the meeting will be available on our website at www.bce.ca.
What the meeting is about
We will be covering five items at the meeting:
1.	receiving the financial statements for the year ended December 31, 2006, including the auditors’ report

2.	electing directors who will serve until the end of the next annual shareholder meeting

3.	appointing the auditors who will serve until the end of the next annual shareholder meeting

4.	considering and, if thought advisable, approving, with or without variation, a special resolution (the full text of which is reproduced as Schedule A to the accompanying Circular) to approve the name change of BCE as described in the accompanying Circular

5.	considering and, if thought advisable, approving, with or without variation, a resolution (the full text of which is reproduced as Schedule B to the accompanying Circular) to approve amendments to equity-based compensation plans as described in the accompanying Circular.
The meeting may also consider other business that properly comes before the meeting.
You have the right to vote
You are entitled to receive notice of and vote at our annual and special shareholder meeting, or any adjournment, if you were a holder of common shares of the Corporation on April 16, 2007.
You have the right to vote your shares on items 2 to 5 listed above and any other items that may properly come before the meeting or any adjournment.
Your vote is important
As a shareholder, it is very important that you read this material carefully and then vote your shares, either by proxy or in person at the meeting.
The following pages tell you more about how to exercise your right to vote your shares.
Admission to meeting
You will need an admission ticket to enter the meeting. Your ticket will be provided to you upon registration on June 6, 2007.
By order of the Board,
PATRICIA A. OLAH
Corporate Secretary and Lead Governance Counsel
Montréal, Québec
April 13, 2007

Bell Canada Enterprises Management proxy circular           | 3

Management proxy circular

In this document, you, your and shareholder refer to the common shareholders of BCE. We, us, our, Corporation, and BCE refer to BCE Inc. The information in this document is at April 13, 2007, unless otherwise indicated.
This management proxy circular (Circular) is for our annual and special shareholder meeting on June 6, 2007 (meeting). As a shareholder, you have the right to vote your shares on electing directors, appointing the auditors, approving the special resolution with respect to the name change of BCE (the full text of which is reproduced as Schedule A), approving a resolution with respect to amendments to equity-based compensation plans (the full text of which is reproduced at Schedule B), and any other items that may properly come before the meeting or any adjournment.
To help you make an informed decision, please read this Circular and our annual report for the year ended December 31, 2006 which you can access on our website at www.bce.ca. This Circular tells you about the meeting, the nominated directors, the proposed auditors, the board’s committees, our corporate governance practices, compensation of directors and officers, the proposed name change of BCE and the proposed amendments to equity-based compensation plans. The annual report gives you a review of our activities for the past year and includes a copy of our annual financial statements and annual management’s discussion and analysis of financial condition and results of operations (MD&A).
Your proxy is solicited by management. In addition to solicitation by mail, our employees or agents may solicit proxies by telephone or other ways at a nominal cost. We have retained Georgeson Shareholder Communications Canada Inc. (Georgeson) to solicit proxies for us in Canada and the United States at an estimated cost of $55,000. We pay the costs of these solicitations.
If you have any questions about any of the information in this document, please call Georgeson at 1-866-413-8829 for service in English or French.
Approval of this Circular
The board of directors approved the contents of this Circular and authorized it to be sent to each shareholder who is eligible to receive notice of and vote his or her shares at our annual and special shareholder meeting, and to each director and to the auditors.
PATRICIA A. OLAH
Corporate Secretary and Lead Governance Counsel
Montréal, Québec
April 13, 2007

4 |           Bell Canada Enterprises Management proxy circular

About voting your shares

YOUR VOTE IS IMPORTANT — AS A SHAREHOLDER, IT IS VERY IMPORTANT THAT YOU READ THIS INFORMATION CAREFULLY AND THEN VOTE YOUR SHARES, EITHER BY PROXY OR IN PERSON AT THE MEETING.
Voting by proxy
This is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your proxy form (proxyholder) the authority to vote your shares for you at the meeting or any adjournment. A proxy form is included in this package.
You can choose from five different ways to vote your shares by proxy:
1.	by telephone

2.	on the Internet

3.	by mail

4.	by fax

5.	by appointing another person to go to the meeting and vote your shares for you.
The directors who are named on the proxy form will vote your shares for you, unless you appoint someone else to be your proxyholder. If you appoint someone else, he or she must be present at the meeting to vote your shares.
If you are voting your shares by proxy, our transfer agent, Computershare Trust Company of Canada (Computershare), or other agents we appoint, must receive your completed proxy form by 4:45 p.m. (Montréal time) on Tuesday, June 5, 2007.
Please follow the instructions below based on whether you are a registered or non-registered shareholder.
You are a registered shareholder
if your name appears on your share certificate. Your proxy form tells you whether you are a registered shareholder.
You are a non-registered
(or beneficial) shareholder
if your bank, trust company, securities broker or other financial institution holds your shares for you (your nominee). For most of you, your proxy form tells you whether you are a non-registered (or beneficial) shareholder.
If you are not sure whether you are a
registered or non-registered shareholder,
please contact Computershare.
Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone
1-800-561-0934 (toll free in Canada and the United States)
514-982-7555 (in the Montréal area or from outside Canada and the United States)
Fax
1-888-453-0330 (toll free in Canada and the United States)
416-263-9394 (outside Canada and the United States)
E-mail
bce@computershare.com
How to vote — registered shareholders
A. By proxy
1	By telephone
▪	Call 1-866-732-8683 (toll free in Canada and the United States) or 312-588-4290 (International Direct Dial) from a touch-tone phone and follow the instructions.

▪	You will need your (i) control number, (ii) holder account number and (iii) proxy access number. You will find these three numbers on the information sheet attached to your proxy form.
If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder.
2 On the Internet
▪	Go to Computershare’s website at www.investorvote.com and follow the instructions on screen.

▪	You will need your (i) control number, (ii) holder account number and (iii) proxy access number. You will find these three numbers on the information sheet attached to your proxy form.
3	By mail
▪	Detach the proxy form from the information sheet, complete pages 1 and 2 of the proxy form, sign and date your proxy form, and return it in the envelope we have provided.

▪	Please see Completing the proxy form for more information.

Bell Canada Enterprises Management proxy circular           | 5

4	By fax
▪	Detach the proxy form from the information sheet, complete pages 1 and 2, sign and date your proxy form, and send both pages (in one transmission) by fax to 1-866-249-7775 (toll free in Canada and the United States) or 416-263-9524 (outside Canada and the United States).

▪	Please see Completing the proxy form for more information.
5	By appointing another person to go to the meeting and vote your shares for you
▪	This person does not have to be a shareholder.

▪	Strike out the four names that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, date and sign the form, and return it to Computershare as instructed.

▪	Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.

▪	At the meeting, he or she should see a Computershare representative at the table marked “Alternate attorneys/External proxyholders.”

▪	Please see Completing the proxy form for more information.
B.	In person at the meeting
You do not need to complete or return your proxy form.
You should see a Computershare representative before entering the meeting to register your attendance at the meeting.
Voting in person at the meeting will automatically cancel any proxy you completed and submitted earlier.
How to vote — non-registered shareholders
1	By proxy
▪	Your nominee is required to ask for your voting instructions before the meeting. Please contact your nominee if you did not receive a request for voting instructions or a proxy form in this package.

▪	In most cases, you will receive a voting instruction form that allows you to provide your voting instructions by telephone, on the Internet, by mail or by fax. If you want to provide your voting instructions on the Internet, go to Broadridge Financial Solutions, Inc.’s website at www.proxyvote.com and follow the instructions on screen. You will need your 12-digit control number, which you will find on your voting instruction form.

▪	Alternatively, you may be a non-registered shareholder who will receive from your nominee a voting instruction form which:
–	is to be completed and returned, as directed in the instructions provided OR

–	has been pre-authorized by your nominee indicating the number of shares to be voted, which is to be completed, dated, signed and returned to Computershare, by mail or fax.
2	In person at the meeting
▪	We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your shares in person at the meeting if you have previously appointed yourself as the proxyholder for your common shares by printing your name in the space provided on the voting instruction form and submitting it as directed on the form. Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded to Computershare by 4:45 p.m. (Montréal time) on Tuesday, June 5, 2007.

▪	Your vote will be taken and counted at the meeting.

▪	Prior to the meeting, you should see a representative of Computershare at the table marked “Alternate attorneys/External proxyholders.”

6 |           Bell Canada Enterprises Management proxy circular

Completing the proxy form
You can choose to vote “For,” “Against” or “Withhold,” depending on the items listed on the proxy form.
When you sign the proxy form, you authorize Mr. R.J. Currie, Mr. M.J. Sabia, Ms. J. Maxwell or Mr. A. Bérard, who are all directors, to vote your shares for you at the meeting according to your instructions. If you return your proxy form and do not tell us how you want to vote your shares, your vote will be counted:
▪	FOR electing the nominated directors who are listed in the Circular

▪	FOR appointing Deloitte & Touche LLP as auditors

▪	FOR the approval of the name change of BCE

▪	FOR the approval of amendments to the equity-based compensation plans.
Your proxyholder will also vote your shares as he or she sees fit on any other matter that may properly come before the meeting.
If you are appointing someone else to vote your shares for you at the meeting, strike out the four names of the directors and write the name of the person voting for you in the space provided. If you do not specify how you want your shares voted, your proxyholder will vote your shares as he or she sees fit on each item and on any other matter that may properly come before the meeting.
If you are an individual shareholder, you or your authorized attorney must sign the form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form.
If you need help completing your proxy form, please contact Georgeson at 1-866-413-8829 for service in English or in French.
Changing your vote
You can revoke a vote you made by proxy by:
▪	voting again by telephone or on the Internet before 4:45 p.m. (Montréal time) on Tuesday, June 5, 2007

▪	completing a proxy form that is dated later than the proxy form you are changing and mailing it or faxing it to Computershare so that it is received before 4:45 p.m. (Montréal time) on Tuesday, June 5, 2007

▪	sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 4:45 p.m. (Montréal time) on Tuesday, June 5, 2007

▪	giving a notice in writing from you or your authorized attorney to the Chair of the meeting, at the meeting or any adjournment.
How the votes are counted
You have one vote for each common share you hold on April 16, 2007. As at April 13, 2007, 801,369,842 common shares were entitled to be voted at the meeting.
The election of directors (subject to our majority voting guidelines — see What the meeting will cover—Electing directors), appointment of the auditors and amendments to the equity-based compensation plans will each be determined by a majority of votes cast at the meeting by proxy or in person. The special resolution concerning the name change of BCE will be subject to the affirmative vote of not less than two thirds of the votes cast at the meeting by proxy or in person.
Computershare counts and tabulates the votes. It does this independently of us to make sure that the votes of individual shareholders are confidential. Computershare refers proxy forms to us only when:
▪	it is clear that a shareholder wants to communicate with management

▪	the validity of the form is in question, or

▪	the law requires it.

Bell Canada Enterprises Management proxy circular           | 7

What the meeting will cover

Five items will be covered at the meeting:
1.	receiving our financial statements for the year ended December 31, 2006, including the auditors’ report

2.	electing directors who will serve until the end of the next annual shareholder meeting

3.	appointing the auditors who will serve until the end of the next annual shareholder meeting

4.	considering and, if thought advisable, approving, with or without variation, a special resolution (the full text of which is reproduced as Schedule A to this Circular) to approve the name change of BCE as described in this Circular

5.	considering and, if thought advisable, approving, with or without variation, a resolution (the full text of which is reproduced as Schedule B to this Circular) to approve amendments to the equity- based compensation plans as described in this Circular.
The meeting may also consider other business that properly comes before it. As of the date of this Circular, management is not aware of any changes to these items, and does not expect any other items to be brought forward at the meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit.
1.	Receiving our financial statements
We will place before the meeting our financial statements, including the auditors’ report, for the year ended December 31, 2006. The financial statements are included in our 2006 annual report, which you can access on our website at www.bce.ca.
2.	Electing directors
You will be electing a board of directors (board) of 15 members. Please see About the nominated directors for more information. Directors appointed at the meeting will serve until the end of the next annual shareholder meeting, or until their earlier resignation.
All of the individuals nominated for election as directors are currently members of the board and each was elected at our 2006 annual shareholder meeting by at least a majority of the votes cast.
We adopted in 2006 new guidelines with respect to election of directors. Notwithstanding the Corporation’s By-Laws and the Canada Business Corporations Act (CBCA), at any shareholders’ meeting at which directors are to be elected in an uncontested election (i.e., the election does not involve a proxy battle), if any director nominee receives a greater number of votes “withheld” from his or her election than votes “for” such election, then such director nominee must, no later than 10 days following the receipt of the audited and final scrutineer’s report relating to such meeting (vote results), submit to the board his or her resignation letter, which will take effect only upon the acceptance of such resignation by the board.
The board, upon the recommendation of the Corporate Governance Committee (CGC), will within 90 days following the public disclosure of the vote results determine either to accept or not the subject director’s offer to resign, and the board will cause the Corporation to promptly publicly disclose, via press release, the board’s determination, including, in cases where the board has determined not to accept the resignation, the reasons therefor. It is generally expected that the CGC will recommend that the board accept such resignation, except in extraordinary circumstances.
If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the meeting FOR the election as directors of the nominated directors in this circular.
3.	Appointing the auditors
The board, on the advice of the audit committee, recommends that Deloitte & Touche LLP be re-appointed as auditors. Deloitte & Touche LLP and its predecessors have been the auditors of the Corporation since it was created in 1983. The audit firm appointed at the meeting will serve until the end of the next annual shareholder meeting.
If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the meeting FOR the appointment of Deloitte & Touche LLP as auditors.
4.	Approving the name change of BCE
You will be asked to approve a change of BCE’s name from “BCE Inc.” to “Bell Canada Inc.” or, if such name is not accepted by the relevant governmental, regulatory and self-regulatory authorities, such other similar name as may be allowed, and to authorize the board, in its discretion, to complete, postpone or abandon this change of name. This name change represents the culmination of a series of strategic initiatives undertaken over the last few years to simplify our corporate structure and eliminate our holding company operations.
The text of the special resolution to be considered at the meeting approving the name change is set out in Schedule A. To take effect, this resolution must be approved by at least two thirds of the votes cast by the holders of common shares present in person or represented by proxy at the meeting.
The board recommends that shareholders vote FOR the approval of the name change of BCE.
If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the meeting according to the board’s recommendations noted in the above paragraph.
5.	Approving the amendments to equity-based compensation plans
You will be asked to approve certain amendments to the Long-Term Incentive (Stock Option) Program (1999) (Stock Option Plan), the Employees’ Savings Plan (1970) (ESP Plan) and the Employees’ Savings Plan (2000) (U.S. ESP Plan, and collectively with ESP Plan, ESP Plans and with Stock Option Plan, Plans).
In 2006, the Toronto Stock Exchange (TSX) introduced new rules affecting the Plans. The Corporation would like to implement changes to the Plans to address these rules and must amend the Plans to do so. The

8 |           Bell Canada Enterprises Management proxy circular

amendments are described in this section and have been conditionally approved by the board and by the TSX, subject to shareholder approval.
Amendment procedures — The TSX strongly advises that stock option plans have provisions that outline the type of amendments that require shareholder approval and those a company can make without shareholder approval. These provisions are called “amendment procedures.” Before the TSX changed its rules, shareholder approval was required for a plan or option amendment if the TSX considered the amendment to be material. The objective of the new rules is to allow shareholders to determine the types of plan or option amendments that require shareholder approval before a company can make them. Under the new rules, if a plan does not have amendment procedures by June 30, 2007, then every amendment, even of a minor housekeeping nature, will require specific shareholder approval.
Proposed amendment procedures relating
to the Stock Option Plan
The proposed amendment procedures would require shareholder approval prior to the following changes to the Stock Option Plan or options granted under it:
▪	increasing the number of common shares that can be issued under the Stock Option Plan

▪	reducing the strike price of an outstanding option (including a cancellation and regrant of an option, constituting a reduction of the exercise price of an option)

▪	extending the expiry date of an outstanding option or amending the Stock Option Plan to permit the grant of an option with an expiry date beyond the maximum term allowed under the Stock Option Plan

▪	changing the provisions relating to the transferability of options except if the transfer is for normal estate settlement purposes

▪	amendments to eligible participants that may permit the introduction of non-employee directors on a discretionary basis, and

▪	amendments to provide for other types of compensation through equity issuance, unless the change results from application of the anti-dilution provisions of the Stock Option Plan.
Examples of the types of changes to the Stock Option Plan or options granted under it that we could make without shareholder approval include:
▪	amending the process by which an optionee who wishes to exercise his or her option can do so, including the required form of payment for the shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered

▪	amending the identity of the Stock Option Plan participants (i.e., the identity of the persons to whom the options are granted or could be granted), excluding non-employee directors

▪	amending the termination provisions for the Stock Option Plan or for an option granted under it as long as the change does not otherwise contravene any other provision of the Stock Option Plan or extend an outstanding option’s expiry date

▪	amending the provisions relating to the effect of termination, cessation or death of an optionee on the right to exercise options

▪	amending the provisions on the transferability of options for normal estate settlement purposes
▪	adding a cashless exercise feature, payable in cash or securities, which provides for a reduction of the Stock Option Plan reserve for an amount equal to the total number of underlying securities
▪	delegating any or all of the powers of the committee of the board to administer the Stock Option Plan to senior officers of the Corporation

▪	proceeding with housekeeping changes (such as a change to correct an immaterial inconsistency or clerical error or omission or a change to update a routine administrative provision), and
▪	proceeding with any change deemed necessary or desirable to comply with applicable law or regulatory requirements.
Proposed amendment procedures relating to the ESP Plans
The proposed amendment procedures would require shareholder approval for the following changes to the ESP Plans:
▪	amending the limit on employee contribution

▪	amending the offering period to more than 27 months

▪	introducing a discount purchase price

▪	amending the maximum employer contribution

▪	increasing the number of common shares issuable pursuant to the ESP Plans, and

▪	allowing for a potential dilution associated with the ESP Plans, together with all other security-based compensation arrangements, of more than ten percent of outstanding common shares of the Corporation.
Examples of the types of changes to the ESP Plans that we could make without shareholder approval:
▪	amending the process by which an eligible employee participates in the ESP Plans

▪	amending the definition of an eligible employee under the ESP Plans

▪	amending the termination provisions for the ESP Plans

▪	amending the terms of the ESP Plans relating to the effect of leave of absence, long-term disability, lay-off or death of an eligible employee under the ESP Plans

▪	amending the provisions on the transferability of the rights under the ESP Plans for normal estate settlement purposes

▪	proceeding with housekeeping changes (such as a change to correct an immaterial inconsistency or clerical error or omission or a change to update a routine administrative provision), and

▪	proceeding with any change deemed necessary or desirable to comply with applicable law or regulatory requirements.
Blackout periods
The TSX recognizes that, for reasons of good corporate governance, many public companies have internal policies prohibiting certain employees from buying or selling the company’s securities during specific periods. The times that these restricted employees are not permitted to trade in a company’s securities are often called “blackout periods.” Trading restriction policies are not only a component of good corporate governance, they also assist in fostering compliance with legal requirements that prohibit people from trading in a public company’s securities when they have material information about the company that has not yet been released to the public. A blackout period is designed to prevent a person from trading on material information that is not yet available to other shareholders. For example, a blackout period occurs during a specified period before and after the day that a company announces its quarterly or annual

Bell Canada Enterprises Management proxy circular          | 9

financial results. A blackout period might also arise during the time that a company has material undisclosed information about an important potential transaction it might be considering, such as a significant merger or acquisition. For us, a restricted employee is prohibited from buying or selling the Corporation’s securities at all times except for a short period of time (about 24 days) after the release of our quarterly financial results. However, if a restricted employee has undisclosed material information during one of the four permitted window trading periods in each calendar year, then the employee cannot trade in the Corporation’s securities until that information has been disclosed. The TSX recognizes these blackout periods might, in the case of options, result in an unintended penalty to employees who are prohibited from buying or selling securities of their company during that period because of their company’s internal trading policies. As a result, the TSX now provides a framework for extending options that would expire during a blackout period. We propose adopting the TSX framework so that options issued under the Stock Option Plan expire at the later of the expiry date set for the option or, if that date occurs during a blackout period or shortly after it, 10 business days after that blackout period ends. This change has no additional dilutive impact on our common shares and no adverse impact on us or our shareholders.
Amendments regarding exercise prices
The Stock Option Plan currently provides that the subscription price for options be at least equal to the closing price of the common shares on the day before the grant becomes effective.
In line with the Corporation’s prudent approach to governance and to the use of options, notably in respect of the process for determining exercise prices, the proposed amendments specify that the exercise price of an option will be the higher of the volume weighted average of the trading price per common share of a board lot of common shares traded on the TSX: (i) on the trading day prior to the day the grant becomes effective or, if at least one board lot of common shares has not been traded on such day, then the closing price for the next preceding day for which at least one board lot was so traded; and (ii) for the five consecutive trading days ending on the trading day prior to the day the grant becomes effective.
Ancillary modifications
Set out below are some other ancillary modifications proposed to be made to the Stock Option Plan and to the ESP Plans to align such Plans with current TSX requirements:
▪	To replace the current requirement that the aggregate number of common shares issuable upon the exercise of options granted to all insiders under the Stock Option Plan not exceed fifty percent (50%) of the total aggregate number of common shares underlying the options granted and outstanding under the Stock Option Plan, with the following requirements: (1) the number of common shares issuable to insiders in aggregate, at any time, pursuant to the Stock Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the common shares issued and outstanding; and (2) the number of common shares issued to insiders within any one-year period pursuant to the Stock Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the common shares issued and outstanding.
▪	To replace the current requirements that (a) the aggregate number of common shares issuable under each one of the ESP Plans within any one-year period, combined with the number of common shares issued within the same one-year period under any other securities-based compensation arrangement, shall not exceed 10% of all outstanding common shares at any time; and (b) that the number of common shares which may be issued under each one of the ESP Plans to any one insider and to such insider’s associates, within any one-year period, combined with the number of common shares issued to such insider and to his/her associates within the same one-year period under any other securities-based compensation arrangement, shall not exceed 5% of all outstanding common shares at any time, with the following requirements: (1) the number of common shares issuable to insiders in aggregate, at any time, pursuant to each one of the ESP Plans and any other securities-based compensation arrangement cannot exceed 10% of the common shares issued and outstanding; and (2) the number of common shares issued to insiders within any one-year period pursuant to each one of the ESP Plans and any other securities-based compensation arrangement cannot exceed 10% of the common shares issued and outstanding.
A description of the key terms of the Plans is provided at pages 32 to 34 of this Circular in respect of the Stock Option Plan and at page 41 of this Circular in respect of the ESP Plan and U.S. ESP Plan.
The text of the ordinary resolution to be considered at the meeting approving the proposed amendments to the Plans is set out in Schedule B. To take effect, this resolution must be approved by a majority of the votes cast by the holders of common shares present in person or represented by proxy at the meeting.
The board recommends that shareholders vote FOR the approval of the proposed amendments to the Plans.
If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the meeting according to the board’s recommendations noted in the above paragraph.
Other business
Following the conclusion of the formal business to be conducted at the meeting, we will:
▪	report on recent events that are significant to our business

▪	report on other items that are of interest to our shareholders

▪	invite questions and comments from shareholders.

10 |           Bell Canada Enterprises Management proxy circular

About the nominated directors

The table below tells you about the people who have been nominated for election as directors and the voting securities that they own directly or indirectly. Generally, all non-management directors sit on at least one board committee. We have also included other directorships held by the nominated directors during the past five years with public companies that are currently listed on an exchange. Information with respect to other public board directorships is given as of March 7, 2007. Please note that our directors’ shareholdings in common shares of the Corporation shown in 2007 decreased as a result of the BCE Plan of Arrangement concluded on July 10, 2006, under which our shareholders received, for each common share of the Corporation: (i) 0.915 of a consolidated common share of the Corporation, and (ii) 0.0725 units of Bell Aliant Regional Communications Income Fund (Bell Aliant). As well, the numbers of deferred share units of the Corporation were increased by 1.174% in July 2006 to preserve the value of deferred share units before and after the BCE Plan of Arrangement.
Also see Corporate Governance committee report—Directors’ compensation — Directors’ share unit plan for a description of our deferred share unit plan for non-management directors.

     CGC = Corporate Governance Committee, MRCC = Management Resources and Compensation Committee, PFC = Pension Fund Committee

André Bérard, o.c. Québec, Canada

CORPORATE DIRECTOR (SINCE MARCH 2004)

Mr. Bérard, was Chair of the board of National Bank of Canada (chartered bank) from 2002 to March 2004, and Chair of the board and Chief Executive Officer of National Bank of Canada from 1990 to March 2002. He holds a Fellows Diploma of the Institute of Canadian Bankers and was Chair of the Executive Council of the Canadian Bankers’ Association from 1986 to 1988. He was appointed an Officer of the Order of Canada in 1995.

DATE JOINED BOARD & ATTENDANCE DURING 2006			OWNERSHIP AT APRIL 13, 2007		OWNERSHIP AT APRIL 12, 2006

January 2003	REGULARLY	SPECIAL	1,120	common shares	1,225	common shares
	SCHEDULED		22,537	deferred share units	16,529	deferred share units

	8/8	6/7	88	Bell Aliant units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS				COMMITTEE MEMBERSHIP & ATTENDANCE DURING 2006

PRESENT BOARDS		PAST BOARDS			REGULARLY	SPECIAL
SCHEDULED

Bombardier Inc.	2004 – present	Kruger Inc.	2002 – 2005	Audit Committee	6/6	5/6
Groupe BMTC Inc.	2001 – present	LMS Medical Systems Ltd.	2004 – 2005
Saputo Inc.	1997 – present	National Bank of Canada	1985 – 2004

Tembec Inc.	2006 – present	Société financière Bourgie Inc.	1997 – 2005	CGC	4/4	2/2
TransForce Inc.	2003 – present	Vasogen Inc.	2000 – 2006

Ronald Alvin Brenneman [5] Alberta, Canada

PRESIDENT AND CHIEF EXECUTIVE OFFICER, PETRO-CANADA (PETROLEUM COMPANY) (SINCE JANUARY 2000)

Before January 2000, Mr. Brenneman spent more than 30 years with Imperial Oil Limited and its parent company Exxon Corporation (both petroleum companies) where he completed his career as General Manager — Corporate Planning. He is a member of the board of the Canadian Council of Chief Executives.

DATE JOINED BOARD & ATTENDANCE DURING 2006			OWNERSHIP AT APRIL 13, 2007		OWNERSHIP AT APRIL 12, 2006

November 2003	REGULARLY	SPECIAL	37,654	common shares	23,613	common shares [6]
	SCHEDULED		18,625	deferred share units	12,832	deferred share units

	8/8	7/7	13,780	Bell Aliant units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS				COMMITTEE MEMBERSHIP & ATTENDANCE DURING 2006

PRESENT BOARDS					REGULARLY	SPECIAL
SCHEDULED

Bank of Nova Scotia	2000 – present	Petro-Canada	2000 – present	MRCC	4/4	5/5

				PFC*	2/2	1/2

* was appointed to PFC on June 7, 2006

Bell Canada Enterprises Management proxy circular      ½11

Richard James Currie, o.c. [1,5] Ontario, Canada

CHAIR OF THE BOARD, BCE AND BELL CANADA (SINCE APRIL 2002)

Mr. Currie was President and a director of George Weston Limited (food distribution, retail and production company) from 1996 to May 2002 and President and a director of Loblaw Companies Limited (grocery chain) from 1976 to January 2001. In 1997, Mr. Currie was appointed a Member of the Order of Canada and was promoted to Officer in 2004. In 2001 he was elected “Canada’s Outstanding CEO of the Year” and in 2003 entered the Canadian Business Hall of Fame. In 2004, he received the McGill University Management Achievement Award and was inducted as Fellow of the Institute of Corporate Directors.

DATE JOINED BOARD & ATTENDANCE DURING 2006			OWNERSHIP AT APRIL 13, 2007		OWNERSHIP AT APRIL 12, 2006

May 1995	REGULARLY	SPECIAL	1,024,086	common shares	1,030,303	common shares
	SCHEDULED		30,238	deferred share units	28,574	deferred share units

	8/8	7/7	74,406	Bell Aliant units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS				COMMITTEE MEMBERSHIP & ATTENDANCE DURING 2006

PRESENT BOARDS		PAST BOARDS			REGULARLY	SPECIAL
SCHEDULED

Petro-Canada	2003 – present	CAE Inc.	2001 – 2006	MRCC(Chair)	4/4	5/5
		George Weston Limited	1975 – 2002
		Imperial Oil Limited	1987 – 2002
		Staples, Inc	2002 – 2006

Anthony Smithson Fell, o.c. [1,5] Ontario, Canada

CHAIRMAN OF THE BOARD, RBC DOMINION SECURITIES LIMITED (INVESTMENT BANK) (SINCE DECEMBER 1999)

Mr. Fell was the Chairman of the board and Chief Executive Officer of RBC Dominion Securities Limited from 1992 to December 1999. Mr. Fell is also a director and Chair of the board of Munich Reinsurance Company of Canada. He was also, until June 2005, Chairman of the University Health Network Trustees. He was appointed an Officer of the Order of Canada in 2001.

DATE JOINED BOARD & ATTENDANCE DURING 2006			OWNERSHIP AT APRIL 13, 2007		OWNERSHIP AT APRIL 12, 2006

January 2002	REGULARLY	SPECIAL	91,500	common shares	100,000	common shares
	SCHEDULED		23,781	deferred share units	17,705	deferred share units

	8/8	7/7	7,250	Bell Aliant units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS				COMMITTEE MEMBERSHIP & ATTENDANCE DURING 2006

PRESENT BOARDS					REGULARLY	SPECIAL
SCHEDULED

CAE Inc.	2000 – present	Loblaw Companies Limited	2001 – present	Audit Committee*	3/3	2/2

				MRCC	4/4	4/5

				CGC*	3/3	N/A

* was appointed to audit committee and stepped down from CGC on June 7, 2006

12 ½      Bell Canada Enterprises Management proxy circular

Donna Soble Kaufman, Ontario, Canada
CORPORATE DIRECTOR (SINCE JULY 1997) AND LAWYER

Mrs. Kaufman was formerly Chair and Chief Executive Officer of Selkirk Communications Ltd. (communications company) from 1988 to 1989 and a partner of Stikeman Elliott, LLP (law firm) from 1985 until 1997. In 2001, she was named Fellow of the Institute of Corporate Directors. She is also a director of Historica, a private-sector-led education initiative to promote knowledge of Canadian history and heritage, and Baycrest, a centre for elderly and specialized care.

DATE JOINED BOARD & ATTENDANCE DURING 2006			OWNERSHIP AT APRIL 13, 2007[2]		OWNERSHIP AT APRIL 12, 2006[2]

June 1998	REGULARLY	SPECIAL	3,049	common shares	2,000	common shares
	SCHEDULED		23,449	deferred share units	19,775	deferred share units

	8/8	7/7	145	Bell Aliant units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS				COMMITTEE MEMBERSHIP & ATTENDANCE DURING 2006

PRESENT BOARDS		PAST BOARDS			REGULARLY	SPECIAL
SCHEDULED

TransAlta Corporation (Chair)	1989 – present	Hudson’s Bay Company	2000 – 2006	CGC (Chair)	4/4	2/2
		UPM-Kymmene Corporation (Finland)	2001 – 2004

Brian Michael Levitt Québec, Canada

PARTNER AND CO-CHAIR, OSLER, HOSKIN & HARCOURT LLP (LAW FIRM) (SINCE JANUARY 200l)

Mr. Levitt was the President and Chief Executive Officer of Imasco Limited (consumer products and services company) from 1995 to 2000 and is currently a director of the Montreal Museum of Fine Arts.

DATE JOINED BOARD & ATTENDANCE DURING 2006			OWNERSHIP AT APRIL 13, 2007		OWNERSHIP AT APRIL 12, 2006

May 1998	REGULARLY	SPECIAL	2,573	common shares	2,813	common shares
	SCHEDULED		43,242	deferred share units	36,095	deferred share units

	7/8	7/7	2,000	Bell Aliant units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS				COMMITTEE MEMBERSHIP & ATTENDANCE DURING 2006

PRESENT BOARDS		PAST BOARDS			REGULARLY	SPECIAL
SCHEDULED

Domtar Corporation[7]	1997 – present	Alcan Inc.	2001 – 2003	PFC	3/4	1/2
		Cossette Communication Group Inc.	1999 – 2004

Bell Canada Enterprises Management proxy circular     ½13

The Honourable Edward C. Lumley, p.c.[3] Ontario, Canada

VICE-CHAIRMAN, BMO NESBITT BURNS INC. (INVESTMENT BANK) (SINCE DECEMBER 1991)

Mr. Lumley was chairman of Noranda Manufacturing Group Inc. from 1986 to 1991. From 1974 to 1984, Mr. Lumley was a member of Parliament during which time he held various cabinet portfolios in the Government of Canada, including minister of Industry, International Trade, Communications and Science and Technology.

DATE JOINED BOARD & ATTENDANCE DURING 2006			OWNERSHIP AT APRIL 13, 2007		OWNERSHIP AT APRIL 12, 2006

January 2003	REGULARLY SCHEDULED	SPECIAL	9,150 16,454 724	common shares deferred share units Bell Aliant units	10,000 10,781	common shares deferred share units

	8/8	7/7

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS				COMMITTEE MEMBERSHIP & ATTENDANCE DURING 2006

PRESENT BOARDS		PAST BOARDS			REGULARLY SCHEDULED	SPECIAL

Canadian National Railway Company Dollar-Thrifty Automotive Group Magna International Inc. (Lead Director)	1996 – present 1997 – present 1989 – present	Air Canada Intier Automotive Inc. Magna Entertainment Corp.	1994 – 2004 2001 – 2005 2000 – 2006	CGC	4/4	2/2

Judith Maxwell, c.m. Ontario, Canada

RESEARCH FELLOW, CANADIAN POLICY RESEARCH NETWORKS INC. (NON-PROFIT ORGANIZATION CONDUCTING RESEARCH ON WORK, FAMILY, HEALTH, SOCIAL POLICY AND PUBLIC INVOLVEMENT) (SINCE FEBRUARY 2006)

Ms. Maxwell is founder and past President of Canadian Policy Research Networks Inc. from 1995 to January 2006, is a former associate director of the School of Political Studies at Queen’s University and a former Chair, Economic Council of Canada. She was appointed Member of the Order of Canada in 1996.

DATE JOINED BOARD & ATTENDANCE DURING 2006			OWNERSHIP AT APRIL 13, 2007		OWNERSHIP AT APRIL 12, 2006

January 2000	REGULARLY SCHEDULED	SPECIAL	915 16,761 72	common shares deferred share units Bell Aliant units	1,000 14,647	common shares deferred share units

	8/8	7/7

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS		COMMITTEE MEMBERSHIP & ATTENDANCE DURING 2006

PAST BOARDS			REGULARLY SCHEDULED	SPECIAL

Clarica Life Insurance Company	1994 – 2002	Audit Committee	6/6	6/6

14 ½      Bell Canada Enterprises Management proxy circular

John Hector McArthur Massachusetts, United States of America

DEAN EMERITUS, HARVARD UNIVERSITY GRADUATE SCHOOL OF BUSINESS ADMINISTRATION (SINCE JUNE 1995)

Mr. McArthur serves as Chairman of the Asia Pacific Foundation of Canada. He was a senior advisor to the President, The World Bank Group, from 1996 to May 2005 and was Dean of the Faculty, Harvard University Graduate School of Business Administration, from 1980 through 1995. Mr. McArthur has been awarded honorary doctorates from Middlebury College, Queens University, Simon Fraser University, the University of British Columbia, University of Navarra (Spain) and the University of Western Ontario. Other awards have included a Management Achievement Award, from McGill University, a Harvard Statesman Award from the HBS Club in New York and a Canadian Business Leadership Award from the combined HBS Clubs of Canada.

DATE JOINED BOARD & ATTENDANCE DURING 2006			OWNERSHIP AT APRIL 13, 2007		OWNERSHIP AT APRIL 12, 2006

May 1995	REGULARLY	SPECIAL	860	common shares	912	common shares
	SCHEDULED		43,771	deferred share units	41,363	deferred share units

	8/8	7/7

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS				COMMITTEE MEMBERSHIP & ATTENDANCE DURING 2006

PRESENT BOARDS		PAST BOARDS			REGULARLY	SPECIAL
SCHEDULED

AES Corporation	1997 – present	Emergis Inc. (formerly	2000 – 2004	CGC	4/4	2/2
Cabot Corporation	1995 – present	BCE Emergis Inc.)
KOC Holdings, A.S. (Turkey)	1999 – present	GlaxoSmithKline plc	1996 – 2004

		HCA Inc.	1998 – 2006	MRCC	4/4	5/5
		Rohm and Haas Company	1978 – 2004

Thomas Charles O’Neill, f.c.a. [5] Ontario, Canada

CORPORATE DIRECTOR (SINCE OCTOBER 2002) AND CHARTERED ACCOUNTANT

Mr. O’Neill is Vice-Chairman of the board of Governors at Queen’s University. He was Chief Executive Officer of PricewaterhouseCoopers Consulting (provider of management consulting and technology services) from January 2002 to May 2002 and then Chairman of the board from May 2002 to October 2002. He was also Chief Operating Officer of PricewaterhouseCoopers LLP’s global organization (professional services firm in accounting, auditing, taxation and financial advisory) from 2000 to January 2002 and Chief Executive Officer of PricewaterhouseCoopers LLP in Canada from 1998 to July 2000. [8]

DATE JOINED BOARD & ATTENDANCE DURING 2006			OWNERSHIP AT APRIL 13, 2007		OWNERSHIP AT APRIL 12, 2006

January 2003	REGULARLY	SPECIAL	2,745	common shares	3,000	common shares
	SCHEDULED		10,058	deferred share units	9,505	deferred share units

	8/8	7/7	217	Bell Aliant units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS				COMMITTEE MEMBERSHIP & ATTENDANCE DURING 2006

PRESENT BOARDS		PAST BOARDS			REGULARLY	SPECIAL
SCHEDULED

Adecco S.A.	2004 – present	Dofasco Inc.	2003 – 2006	Audit Committee
Loblaw Companies Limited	2003 – present			(Chair)	6/6	6/6
Nexen Inc.	2002 – present

Bell Canada Enterprises Management proxy circular       ½15

James Allen Pattison, o.c., o.b.c.[4] British Columbia, Canada

CHAIRMAN AND CHIEF EXECUTIVE OFFICER, THE JIM PATTISON GROUP (DIVERSIFIED CONSUMER-ORIENTED COMPANY) (SINCE MAY 1961)
Mr. Pattison is also a trustee of the Ronald Reagan Presidential Foundation. He was appointed a Member of the Order of Canada in 1987 and of the Order of British Columbia in 1990.

DATE JOINED BOARD & ATTENDANCE DURING 2006			OWNERSHIP AT APRIL 13, 2007		OWNERSHIP AT APRIL 12, 2006

February 2005	REGULARLY	SPECIAL	91,500	common shares	100,000	common shares
	SCHEDULED		10,540	deferred share units	5,192	deferred share units

	7/8	7/7	7,250	Bell Aliant units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS				COMMITTEE MEMBERSHIP & ATTENDANCE DURING 2006

PRESENT BOARDS		PAST BOARDS			REGULARLY	SPECIAL
SCHEDULED

Canfor Corporation	2003 – present	Canaccord Capital Inc.	2004 – 2006	CGC*	1/1	2/2
Brookfield Asset Management	2006 – present

				PFC*	2/2	N/A

* was appointed to CGC and stepped down from PFC on June 7, 2006

Robert Charles Pozen Massachusetts, United States of America

CHAIRMAN OF THE BOARD, MFS INVESTMENT MANAGEMENT (GLOBAL INVESTMENT MANAGER) (SINCE FEBRUARY 2004)

Mr. Pozen was Vice-Chairman of the board of Fidelity Investments (investment manager) from 2000 to December 2001, and President and a director of Fidelity Management and Research Company (provider of financial services and investment resources) from 1997 to June 2001. He also served as a visiting professor, Harvard Law School, from 2002 to August 2004.

DATE JOINED BOARD & ATTENDANCE DURING 2006			OWNERSHIP AT APRIL 13, 2007		OWNERSHIP AT APRIL 12, 2006

February 2002	REGULARLY	SPECIAL	111,602	common shares	121,970	common shares
	SCHEDULED		34,810	deferred share units	27,481	deferred share units

	7/8	4/7	8,800	Bell Aliant units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS				COMMITTEE MEMBERSHIP & ATTENDANCE DURING 2006

PRESENT BOARDS		PAST BOARDS			REGULARLY	SPECIAL
SCHEDULED

Medtronic Inc.	2004 – present	Bank of New York	2004 – 2005	PFC (Chair)	4/4	2/2

				MRCC*	1/2	2/3

				Audit*	3/3	3/4

* was appointed to MRCC and stepped down from audit committee on June 7, 2006

16 ½      Bell Canada Enterprises Management proxy circular

Michael Jonathan Sabia [1] Québec, Canada

PRESIDENT AND CHIEF EXECUTIVE OFFICER (SINCE APRIL 2002), BCE, AND CHIEF EXECUTIVE OFFICER (SINCE MAY 2002), BELL CANADA

Mr. Sabia was President and Chief Operating Officer of BCE from March 2002 to April 2002, and Chief Operating Officer of Bell Canada from March 2002 to May 2002. He was President of BCE from 2000 to March 2002 and Executive Vice-President of BCE from July 2000 to December 2000, and Vice-Chair of Bell Canada from 2000 to March 2002. He was previously Vice-Chair and Chief Executive Officer of Bell Canada International Inc. (BCI) from 1999 to June 2000 and then Vice-Chair of BCI from 2000 to November 2001. Before joining BCI, Mr. Sabia was an executive of Canadian National Railway Company (railway company) where he joined as Vice-President, Corporate Development in 1993, and was appointed Executive Vice-President and Chief Financial Officer in 1995. Prior to 1993, Mr. Sabia held a number of senior positions in the Canadian Federal Public Service, including Director-General of Tax Policy in the Department of Finance and Deputy Secretary to the Cabinet (Plans) in the Privy Council Office.

DATE JOINED BOARD & ATTENDANCE DURING 2006			OWNERSHIP AT APRIL 13, 2007		OWNERSHIP AT APRIL 12, 2006

October 2002	REGULARLY	SPECIAL	134,124	common shares	35,132	common shares
	SCHEDULED		307,672	deferred share units	204,612	deferred share units

	8/8	7/7	6,829	Bell Aliant units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS				COMMITTEE MEMBERSHIP & ATTENDANCE DURING 2006

PRESENT BOARDS		PAST BOARDS			REGULARLY	SPECIAL
SCHEDULED

The Thomson Corporation	2006 – present	CGI Group Inc.	2003 – 2006	N/A
		Emergis Inc. (formerly	2002 – 2004
BCE Emergis Inc.)

Paul Mathias Tellier, p.c., c.c., q.c. Québec, Canada

CORPORATE DIRECTOR (SINCE DECEMBER 2004)

Mr. Tellier was appointed, in February 2007, Chairman of the Board of GCT Global Container Terminals Inc. (Ontario Teachers’ Pension Plan Private Equity Company). He was President and Chief Executive Officer of Bombardier Inc. (manufacturer of business jets, regional aircraft and rail transportation equipment) from 2003 to December 2004, and President and Chief Executive Officer of Canadian National Railway Company from 1992 to December 2002. He is a director of the advisory board of General Motors of Canada (car manufacturer) and a director of McCain Foods Limited (food distribution, retail and production company). Mr. Tellier is also strategic advisor to Société Générale, a global bank. In 1998, he was elected “Canada’s outstanding CEO of the year” and was elected in 2003 as the most respected Canadian CEO by KPMG/ Ipsos-Reid Survey. He was appointed Companion of the Order of Canada in 1992 and was awarded Honorary Doctorates from the following universities: Saint Mary’s University (Halifax), University of New Brunswick (Fredericton), McGill University (Montréal), University of Alberta (Edmonton) and University of Ottawa (Ottawa).

DATE JOINED BOARD & ATTENDANCE DURING 2006			OWNERSHIP AT APRIL 13, 2007		OWNERSHIP AT APRIL 12, 2006

April 1999	REGULARLY	SPECIAL	1,555	common shares	1,700	common shares
	SCHEDULED		44,613	deferred share units	37,390	deferred share units

	8/8	6/7	123	Bell Aliant units

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS				COMMITTEE MEMBERSHIP & ATTENDANCE DURING 2006

PRESENT BOARDS		PAST BOARDS			REGULARLY	SPECIAL
SCHEDULED

Alcan Inc.	1998 – present	Bombardier Inc.	1997 – 2004	PFC	4/4	2/2
Canfor Corporation	2006 – present	Canadian National Railway	1992 – 2002
Company

Bell Canada Enterprises Management proxy circular     ½17

Victor Leyland Young, o.c. Newfoundland and Labrador, Canada

CORPORATE DIRECTOR (SINCE MAY 200l)

Mr. Young was Chairman of the board and Chief Executive Officer of Fishery Products International Limited (frozen seafood products company) from 1984 to May 2001. He is also a director of RBC Dexia Investor Services Trust (institutional investor services company) and McCain Foods Limited (food distribution, retail and production company). He was appointed an Officer of the Order of Canada in 1996 and was awarded an Honorary Doctorate from Memorial University in Newfoundland and Labrador. In 2007, he was named Fellow of the Institute of Corporate Directors.

DATE JOINED BOARD & ATTENDANCE DURING 2006			OWNERSHIP AT APRIL 13, 2007		OWNERSHIP AT APRIL 12, 2006

May 1995	REGULARLY	SPECIAL	5,724	common shares	6,040	common shares
	SCHEDULED		16,447	deferred share units	14,350	deferred share units

	8/8	7/7	5,500	Bell Aliant units	1,500	Aliant Inc. shares
				Aliant Inc. deferred share units were cashed	4,894	Aliant Inc. deferred share units
				out in July 2006 at the time of the creation
				of Bell Aliant

OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS				COMMITTEE MEMBERSHIP & ATTENDANCE DURING 2006

PRESENT BOARDS					REGULARLY	SPECIAL
SCHEDULED

Imperial Oil Limited	2002 – present	Bell Aliant Regional	2002 – present	Audit Committee	4/6	6/6
Royal Bank of Canada	1991 – present	Communications Income Fund
(before July 2006, member of
the board of Aliant Inc.)

				MRCC*	2/2	1/2

				PFC*	1/2	2/2

* was appointed to PFC and stepped down from MRCC on June 7, 2006

1	Mr. Currie, Mr. Fell and Mr. Sabia were directors of Teleglobe Inc. until April 2002. Teleglobe Inc. filed for court protection under insolvency statutes on May 15, 2002.

2	Mrs. Kaufman also currently holds 8 BCI common shares and 128,749 BCI share units and held at April 12, 2006, 8 BCI common shares, and 9,854 BCI share units.

3	Mr. Lumley was a director of Air Canada until October 2004. Air Canada filed for court protection under insolvency statutes on April 1, 2003.

4	Mr. Pattison was a director of Livent Inc. until September 1999. Livent Inc. filed for court protection under insolvency statutes on November 18, 1998.
5	Mr. Brenneman and Mr. Currie both serve as directors of Petro-Canada. During the first half of 2006, Mr. Currie and Mr. Fell both served as directors of CAE Inc. (Mr. Currie stepped down from the CAE Inc. board in June 2006). Mr. Fell and Mr. O’Neill both serve as directors of Loblaw Companies Limited.

6	Mr. Brenneman’s share ownership was restated for 2006 to account for an erroneous filing of 500 common shares of the Corporation under his name.

7	Until the merger of Domtar Inc. with the fine paper business of Weyerhaeuser Company on March 7, 2007, creating Domtar Corporation, Mr. Levitt was Chair of the board of Domtar Inc. (from April 2004). Upon the merger, Mr. Levitt continued as a director (but no longer Chair) of the merged company Domtar Corporation.

8	Mr. O’Neill stepped down from the Ontario Teachers’ Pension Plan board on April 11, 2007.

Shareholdings of nominated directors as at April 13, 2007:
▪	Total common shares held by nominated directors: 1,518,157 common shares

▪	Total number of deferred share units held by nominated directors: 662,998 deferred share units

▪	Total value of common shares and deferred share units held by nominated directors: $75,991,440 (based on the closing price of common shares on the Toronto Stock Exchange (TSX) as of the close of business on April 13, 2007 ($34.84 per share)).
18 ½      Bell Canada Enterprises Management proxy circular

Committee reports

This section includes reports from each of the board’s four standing committees, and tells you about their members, responsibilities and activities in the past year.

AUDIT COMMITTEE REPORT
As a public company, we are required by law to have an audit committee. The responsibilities of the audit committee are set forth in its written charter which is available in the governance section of our website at www.bce.ca.
This report tells you how the audit committee is managed and our process for complying with applicable laws and regulations.
See Schedule 1— Audit Committee in our annual information form dated March 7, 2007 for more information about the audit committee, including the audit committee’s charter, information about independence, financial literacy, relevant education and experience of audit committee members, as well as audit committee policies and procedures for engaging the external auditors.
About the audit committee
The audit committee has five independent directors: Mr. T.C. O’Neill (Chair), Mr. A. Bérard, Mr. A.S. Fell (who was appointed to the audit committee in June 2006 concurrently with Mr. R.C. Pozen stepping down from such committee), Ms. J. Maxwell, and Mr. V.L. Young. The audit committee communicates regularly and directly with management and the internal and external auditors. The audit committee held six regularly scheduled meetings and six special meetings in 2006. The special meetings were held for the purpose of providing additional reports to the audit committee with respect to the status of the Corporation’s first-time compliance with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) (see Internal Control Over Financial Reporting below). Time is set aside at each regularly scheduled committee meeting for the committee members to meet without management, and without the internal and external auditors, and to meet separately with each of management and the internal and external auditors.
The audit committee continued to focus on three key areas in 2006:
▪	assessing the appropriateness of our financial reporting

▪	reviewing the adequacy of policies and processes for internal control over financial reporting, risk management and compliance with laws and regulations that apply to us, and oversight of our compliance with our code of business conduct and environmental policy, and

▪	overseeing all aspects of the internal and external audit functions.
Since the Corporation has securities registered in the United States, we are subject to the provisions of the Sarbanes-Oxley Act and related rules and regulations of the U.S. Securities and Exchange Commission (SEC) (related SEC rules). In addition, since our common shares are listed on the New York Stock Exchange (NYSE), we are subject to certain NYSE corporate governance rules (NYSE rules). The Canadian Securities Administrators (CSA) have rules relating to audit committees and certification of financial information (Canadian Financial rules) with which we must comply.

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Members’ financial literacy, expertise
and simultaneous service
Under the Sarbanes-Oxley Act and related SEC and NYSE rules, the Corporation is required to disclose whether its audit committee members include at least one “audit committee financial expert,” as defined by these rules. In addition, the Canadian Financial rules and the NYSE rules require that all audit committee members be financially literate.
The board of directors has determined that at least one of the members of the audit committee, being the Chair of the audit committee, Mr. T.C. O’Neill, is qualified as an “audit committee financial expert.” Please see Schedule 1 — Audit Committee in our annual information form dated March 7, 2007, for the relevant education and experience of all our audit committee members.
The NYSE rules require that if an audit committee member serves simul-taneously on the audit committee of more than three public companies, the board must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the audit committee.
In addition to serving on the Corporation’s audit committee, the following audit committee members currently serve on the audit committees of the following public companies: Mr. Bérard — Bombardier Inc., Groupe BMTC Inc. and TransForce Inc.; and Mr. O’Neill — Nexen Inc., Adecco, S.A., and Loblaw Companies Limited. The board has carefully reviewed the audit committee service of each of Mr. Bérard and Mr. O’Neill and has concluded in each case that these other activities do not impair their ability to effectively serve on the Corporation’s audit committee. This conclusion is based on the following:
▪	each is retired and is not involved in professional activities other than sitting on various public company boards and audit committees

▪	each has extensive accounting and financial knowledge and experience, which serves the best interests of the Corporation, and

▪	each makes valuable contributions to the Corporation’s audit committee.
Financial reporting
The audit committee meets to review the following documents with management and the external auditors and recommends them to the board for approval:
▪	our annual and interim financial statements

▪	the related management’s discussion and analysis of financial condition and results of operations (MD&A)

▪	our annual report for U.S. purposes on Form 40-F

▪	our annual information form (AIF), and

▪	our earnings press releases.
This review is to provide reasonable assurance that:
▪	the Corporation’s financial reporting is complete and fairly presented in all material respects

▪	the accounting standards used to prepare our financial statements are appropriate, in particular, where judgments, estimates, risks and uncertainties are involved, and

▪	we have provided adequate disclosure of material issues.
The audit committee also reviews new legal and regulatory initiatives that apply to us and the adoption and disclosure of new accounting standards. It also assesses the potential impact of choosing between accounting alternatives, when appropriate.
Disclosure controls & procedures
The audit committee is responsible for overseeing management’s assessment of disclosure controls and procedures, related certifications provided by the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) and any related disclosures that may result from management’s assessment.
Under the Sarbanes-Oxley Act and related SEC rules, and under the Canadian Financial rules, the Corporation is required to design and maintain disclosure controls and procedures to ensure that the information we publicly disclose is accurately recorded, processed, summarized and reported on a timely basis. The board has approved guidelines outlining the Corporation’s disclosure controls and procedures, as well as a written charter outlining the responsibilities, membership and procedures of the disclosure and compliance committee. This committee consists of officers and other key employees responsible for overseeing the accuracy and timeliness of the Corporation’s disclosure documents.
As part of our disclosure controls and procedures, we have established a comprehensive process to support the annual certifications required under the Sarbanes-Oxley Act and related SEC rules, and to support the annual and quarterly certifications required under the Canadian Financial rules. Among other things, these certifications by the CEO and the CFO state that:
▪	they are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures

▪	they have evaluated the effectiveness of these disclosure controls and procedures

▪	the Corporation’s financial statements, related MD&A and the AIF do not contain any untrue statement of a material fact, and

▪	the Corporation’s financial statements and other financial information fairly present in all material respects the Corporation’s financial condition, results of operation and cash flows.

20   |         Bell Canada Enterprises Management proxy circular

Internal control over financial reporting
The audit committee is responsible for overseeing management’s assessment of internal control over financial reporting (ICFR), related certifications provided by the CEO and the CFO and any related disclosures that may result from management’s assessment.
Management has established a comprehensive process to document ICFR and evaluate the effectiveness of such controls in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and related SEC rules. Management has prepared a report on the effectiveness of ICFR as of December 31,2006, which is filed as part of the annual report. This management report contains:
▪	a statement of management’s responsibilities for establishing and maintaining adequate ICFR

▪	a description of the framework used to evaluate, and management’s assessment of, the effectiveness of the Corporation’s ICFR, and

▪	a statement that the external auditors have issued a report that confirms management’s assessment.
Regulations also require that the CEO and CFO in separate individual certificates attest as to the Corporation’s ICFR. The CEO and CFO have certified that they have disclosed to the external auditors and the audit committee based on their most recent evaluation of ICFR:
▪	all significant deficiencies and material weaknesses in the design or operation of ICFR which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and

▪	any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s ICFR.
The audit committee met with management, our internal audit and the external auditors, Deloitte & Touche LLP, on a regular and frequent basis over the course of 2006 to receive status reports on management’s documentation and assessment process. Management and the CEO and CFO provided the audit committee with their report on their review of the design and operating effectiveness of ICFR as at December 31,2006.
The audit committee will continue to regularly monitor management’s evaluation process and our compliance with ICFR processes throughout 2007.
Complaint procedures for accounting
and auditing matters
The audit committee established procedures for receiving, filing and handling complaints that the Corporation or any of its subsidiaries might receive about:
▪	accounting, internal accounting control or auditing matters

▪	evidence of an activity that may constitute corporate fraud, violation of federal or provincial laws, or misappropriation of property that belongs to the Corporation or any of its subsidiaries, if such activity is deemed material by the Chief Legal Officer.
The audit committee also established “whistleblowing” procedures for confidentially and anonymously submitting concerns from employees about questionable accounting or auditing matters. To this end, we developed an internal online web tool that allows all employees to report questionable accounting and auditing practices in complete confidence. This is in addition to the other means of communication available to our employees, such as an Employee Help Line which can be accessed either by telephone or online on a completely anonymous and confidential basis 24/7 contact with the Ethics and Policy Management Group (EPMG), e-mail and regular mail.
Audit function
External auditors
The audit committee is responsible for recommending to the board the appointment of the external auditors and their compensation. The audit committee is directly responsible for:
▪	evaluating the external auditors to make sure that they fulfil their responsibilities. The audit committee reviews the external auditors’ performance against auditing standards, as well as its qualifications, independence, internal quality control procedures, audit plans and fees, and

▪	assessing the adequacy of the auditor independence policy and approving recommendations for changes to, and monitoring compliance with, the policy. This includes the process for approving all audit and other services provided by the external auditors in advance.
Auditor independence policy
Our Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:
▪	establishing a process for determining whether various audit and other services provided by the external auditors affect their independence

▪	identifying the services that the external auditors may and may not provide to the Corporation and its subsidiaries

▪	pre-approving all services to be provided by the external auditors of the Corporation and its subsidiaries, and

▪	establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained.
The Auditor Independence Policy is available in the governance section of our website at www.bce.ca.
External auditor’s fees
The table below shows the fees that Deloitte & Touche LLP billed to the Corporation and its subsidiaries for various services for each year in the past two fiscal years. Fees for audit services increased in 2006 primarily due to additional audit work on ICFR as a result of the requirements of the Sarbanes-Oxley Act.

	2006	2005

(millions)
Audit fees	$13.6	$10.0
Audit-related fees	$5.2	$1.7
Tax fees	$0.9	$1.4
Other fees	—	—

TOTAL	$19.7	$13.1	*

*	Restated to exclude fees billed to the Corporation for work related to CTVglobemedia Inc. (formerly Bellglobemedia Inc.).
Audit fees
These fees include professional services provided by the external auditors for the review of the interim financial statements, statutory audits of the annual financial statements, the audit of the effectiveness of ICFR, the review of prospectuses, the review of financial accounting and reporting matters, other regulatory audits and filings and translation services.
Audit-related fees
These fees relate to non-statutory audits, Sarbanes-Oxley Act initiatives, due diligence, pension plan audits and the review of financial accounting and reporting matters.

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Tax fees
These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals. Prior to October 2005, these fees included fees for services with respect to compliance with our conflict of interest policy for senior management, which services are no longer provided by the external auditors.
Other fees
These fees include any other fees for permitted services not included in any of the above-stated categories. No such services were provided in the last two fiscal years.
Internal auditor
The audit committee also oversees the internal audit function. This includes:
▪	overseeing internal audit plans, staffing and budgets

▪	evaluating the responsibilities and performance of the internal auditor, and

▪	reviewing periodic internal audit reports and corrective actions being taken.
The senior vice-president, audit and risk management reports directly to the Chair of the audit committee.
Risk management
The audit committee also reviews, monitors, reports and, where appro-priate, provides recommendations to the board regarding:
▪	our processes for identifying, assessing and managing risk, and

▪	our major financial risk exposures and the steps we take to monitor and control such exposures.
Other
The audit committee also reviews our compliance with respect to our environmental policies and carries out an annual evaluation of its performance with the CGC, including a review of the adequacy of its charter.
Finally, the audit committee reports regularly to the board on its activities.
Report presented April 13, 2007 by:
t.c. o’neill, chair
a. bérard
a.s. fell
j. maxwell
v.l. young

22   |         Bell Canada Enterprises Management proxy circular

CORPORATE GOVERNANCE COMMITTEE REPORT

The responsibilities of the Corporate Governance Committee (CGC) are set forth in its written charter which is available in the governance section of our website at www.bce.ca.
This report describes how the CGC is managed and how it ensures that we maintain the highest standards of corporate governance to meet, and in some cases exceed, laws, regulations and other corporate governance initiatives that apply to us. It also tells you how non-management directors are compensated and the process by which such compensation in general is determined.
About the corporate governance committee
The CGC is currently made up of five independent directors: Mrs. D. Soble Kaufman (Chair), Mr. A. Bérard, the Honourable E.C. Lumley, Mr. J.H. McArthur and Mr. J.A. Pattison (who was appointed to the CGC in June 2006 concurrently with Mr. A.S. Fell stepping down from such committee).
The CGC held four regularly scheduled meetings and two special meetings in 2006. The CGC communicates regularly and directly with the officers. Time is set aside at each regularly scheduled meeting for the committee members to meet without management.
Under its charter, the CGC reviewed and reported, or made recommenda-tions, to the board on the following matters in 2006 and up to the date of this Circular:
▪	the size and composition of the board to ensure that the board and its committees continue to benefit from the range of skills, expertise and experience needed to function effectively and for sound succession planning

▪	the independence of directors and our director independence standards; these standards are available in the governance section of our website at www.bce.ca

▪	the financial literacy and expertise of the members of the audit committee

▪	the consideration of existing and new board interlocks and of the possible effect of any change in a director’s external directorships or principal occupation on such director’s suitability to continue to serve as a director

▪	the nominees for director who will stand for election at the meeting

▪	the annual review of the effectiveness of the board and of its committees and the assessment of the performance of each director and of the board, the board Chair, board committees and each committee Chair

▪	the directors’ attendance record

▪	the annual review of the adequacy and form of non-management directors’ compensation for serving on the board and its committees, including the requirement for minimum share ownership, to ensure that it continues to be appropriate

▪	how we align with the corporate governance guidelines of the CSA National Instrument 58-101 — Corporate Governance Guidelines (Canadian Governance rules), NYSE rules, the Sarbanes-Oxley Act and other corporate governance initiatives
▪	the statement of corporate governance principles and guidelines, including the majority voting guidelines for the election of directors

▪	the manner in which our shareholders will exercise their voting rights at the meeting, and

▪	the Bell Community Investment Program.
The Community Investment Program provides support to registered charitable organizations and their initiatives taking place in Canada with the focus on the health, well-being, safety, security and education of children or youth living within Canada so they may reach their full potential.
The CGC also carries out an annual evaluation of its performance with the board, and reviews annually the adequacy of the charter of the board, the charter of the CGC and the respective charters of each other committee of the board.
Finally, the CGC reports regularly to the board on its activities.
Directors’ compensation
In designing a compensation program for non-management directors, our objective is to ensure that we attract and retain highly qualified, committed and talented board members, with an extensive and relevant breadth of experience, as well as to align the interests of directors with those of our shareholders.
The board sets the compensation of non-management directors based on the CGC’s recommendations. The CGC regularly reviews the compensation of non-management directors and recommends to the board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the board and committee members and to remain competitive with director compensation trends in North America. Directors’ compensation was revised effective January 1, 2003 to introduce a flat annual fee and eliminate attendance fees. Any director who is also an employee of the Corporation or any of its subsidiaries does not receive any compensation as a director.
In early 2006, the CGC refined the process for the annual review of the determination of the compensation of non-management directors by adopting more formal parameters for setting such remuneration. These parameters are established on the basis of a comparator group being the applicable publicly traded companies included in the peer group of comparator companies (Canadian and U.S.) that is used by the MRCC to benchmark its executive compensation policy. Within such comparator group, the total compensation of non-management directors is positioned at the same level as our executive compensation (see Report on Executive Compensation — Total Compensation). Following a review of the non-management directors’ compensation in relation to these parameters in 2006, the CGC and the board determined that the levels of compensation of non-management directors in 2006 were generally in line with market practice at the time. In 2007, the CGC will review the compensation of non-management directors to ensure our directors’ compensation program remains in line with market practices.

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Cash compensation
The annual fees set out below also compensate non-management directors for their services as directors of any subsidiaries whose common shares are not publicly traded, such as Bell Canada and Telesat Canada, in 2006. Directors receive an annual flat fee and do not receive additional retainers or attendance fees. The annual fee for each position is paid on a quarterly basis.

position	annual fee

Non-management directors who live in Canada and future directors who live outside of Canada		$150,000

Two non-management directors who live outside of Canada and who were members of the board when the annual flat fee arrangement was approved in November 2002 (Mr. J.H. McArthur and Mr. R.C. Pozen)	US$	150,000

Chair of the board, who also currently serves as Chair of the board of Bell Canada and Telesat Canada with no additional compensation		$300,000

Chair of the audit committee		$225,000

Directors’ share unit plan
Under the Share unit plan for non-employee directors (1997) each non-management director receives his or her compensation in the form of deferred share units. One deferred share unit is equal in value to one common share and each director accumulates deferred share units until he or she reaches the minimum share ownership requirement of 10,000 common shares or deferred share units. Once the director reaches this minimum requirement, he or she can choose what proportion of his or her compensation will be paid in deferred share units.
Each director has an account where deferred share units are credited and held until the director leaves the board. The number of deferred share units credited to each director’s account is calculated by dividing the amount of the quarterly fee payment by the common share price on the day the credit is made.
Holders of deferred share units are credited additional units that are equal to the dividends declared on the Corporation’s common shares. Additional deferred share units are credited to each non-management director’s account on each dividend payment date. The number of deferred share units is calculated using the same rate as the dividends paid on the common shares.
When a director retires from the board, we will buy the same number of common shares on the open market as the number of deferred share units the director holds in the plan, after deducting appropriate taxes. These shares are then delivered to the former director.
Compensation of directors of subsidiary boards
The directors’ annual flat fee also compensates non-management directors for their services as directors of subsidiaries whose common shares are not publicly traded, including Bell Canada and Telesat Canada, in 2006. As a result, only those directors who sit on boards of subsidiaries whose common shares are publicly traded, such as Aliant Inc. prior to July 2006 while it was a subsidiary of the Corporation, receive additional compensation.
During 2006, one non-management director of the Corporation, Mr. V.L. Young, also served (up to July 2006) as a director of Aliant Inc. and certain of its subsidiaries.
Mr. Young received regular director fees from Aliant Inc. according to its rates for non-management directors. Mr. Young’s compensation from Aliant Inc. up to July 2006 (during the period that Aliant Inc. was a subsidiary of the Corporation) was based on the following fee structure:

Annual retainer[1]
board	$35,000
committees	$3,000
Attendance fees
board	$1,500
committees	$1,500

1	All or part of the annual retainer and fees may have been paid in deferred share units under the share unit plan of Aliant Inc. existing at the time.
Minimum share ownership requirement
We encourage our directors to own shares so as to have a substantial investment in the Corporation. Under the board’s minimum share ownership requirement, non-management directors must own at least 10,000 shares or deferred share units. They must meet this requirement within five years of being elected to the board or November 26, 2002 (when this requirement was adopted), whichever is later. As of the date of this circular, all non-management directors have met this minimum share ownership requirement.
The board believes that the current share ownership requirement continues to effectively link the interests of the non-management directors to those of the shareholders.
Alignment of interests with shareholders
The board believes that the following measures relating to the manner in which we compensate our non-employee directors effectively link their interests to those of our shareholders:
▪	the minimum share ownership requirement

▪	the necessity for our non-management directors to retain all deferred share units until they leave the board

▪	the cancellation (effective November 2002) of our non-employee directors’ Stock Option Plan, and

▪	the use of formal parameters for assessing the remuneration of our non-employee directors.
Statement of corporate governance practices
The board and management believe that good corporate governance practices help create and maintain shareholder value. Accordingly, we are committed to attaining high standards in all aspects of corporate governance.
The CGC conducted a careful review of the Canadian Governance rules and evaluated our corporate governance practices against them. The board has concluded that we comply with, and in some cases exceed, the Canadian Governance rules. Likewise, the CGC and the board reviewed our corporate governance practices against the Sarbanes-Oxley Act, other related SEC rules, NYSE rules, Canadian Financial rules, and other similar indicators.
Although we are not required to comply with most of the NYSE rules, our governance practices comply with substantially all of the NYSE rules. You will find a summary of the differences between our governance practices and the NYSE rules in the governance section of our website at www.bce.ca.

24   |         Bell Canada Enterprises Management proxy circular

Acting on the recommendation of the CGC, the board adopted in early 2006 a Statement of Corporate Governance Principles & Guidelines. These guidelines complement the board’s written mandate and provide a general description of the board’s expectations and responsibilities of its individual directors.
Board of directors
The board has overall responsibility for the supervision of the management of our business in the Corporation’s best interests. In exercising this responsibility, the board must act in accordance with a number of rules and standards, including:
▪	the CBCA

▪	the Bell Canada Act

▪	other laws that apply to telecommunications companies

▪	laws of general application

▪	the Corporation’s Articles and By-Laws

▪	the Corporation’s administrative resolution and the written charters of the board and each of its committees

▪	the Corporation’s Code of Business Conduct (code of conduct) and Complaint procedures for accounting and auditing matters and other internal policies.
In 2006, the Board held eight regularly scheduled meetings and seven special meetings.
Role of the board
In 2005, the board approved its written mandate, which is attached as Schedule C. The mandate can also be found in the governance section of our website at www.bce.ca. We have summarized below the principal duties and responsibilities of the board. Some of these duties and responsibilities are first reviewed and recommended by the appropriate committee and then submitted to the full board for its consideration and approval.
Strategy & budget
The board approves our overall strategic direction and objectives during an annual key planning session. This session is typically held in December, coincident with the board’s approval of the business plan and budget for the coming year. The annual business plan outlines our strategy and objectives and sets out measurable financial and operating targets. The board assesses all material proposed transactions during the year to ensure (among other things) they align with our annual strategy and objectives. Management reports to the board on any developments that could affect our objectives and strategic direction.
Financial reporting and external auditors
The board is responsible for:
▪	reviewing and approving, as required, our financial statements and related financial information

▪	appointing (subject to approval of shareholders) and removing the external auditors, and

▪	appointing and removing our internal auditor.
Risk management, capital management and internal controls
In this area, the board is responsible for:
▪	identifying and assessing the principal risks of our business and ensuring the implementation of appropriate systems to manage these risks

▪	ensuring the integrity of our internal control systems and management information systems and safeguarding our assets

▪	reviewing, approving and overseeing as required compliance with our disclosure policy and our disclosure controls and procedures, and

▪	reviewing processes for identifying and managing our principal risks, including risk management policies, internal control procedures and standards relating to risk management.
Chief executive officer and other officers
The board is responsible for:
▪	appointing the CEO and all other officers of the Corporation

▪	developing the corporate goals and objectives that the CEO is responsible for meeting and reviewing his performance against these corporate goals and objectives annually

▪	approving the compensation and benefits policy (including pension plans) for officers and approving (by the independent directors) all forms of compensation for the CEO, and

▪	providing stewardship in terms of succession planning, including the appointment, training and monitoring of the CEO, other officers and senior management personnel.
Governance
In the broad area of governance, the board is responsible for:
▪	developing our approach to, and disclosure of, corporate governance practices, including developing a Statement of Corporate Governance Principles & Guidelines

▪	developing appropriate qualifications and criteria for the selection of new directors and establishing the criteria for determining director independence

▪	approving the nomination of directors and ensuring that a majority of directors are independent

▪	appointing the board Chair and the Chair and members of each board committee

▪	ensuring that each audit committee member is financially literate, and determining who among the members of the audit committee qualify as an “audit committee financial expert”

▪	providing an orientation program for new directors and continuing education programs for all directors

▪	annually assessing the effectiveness and contribution of the board, its directors, the board Chair, each board committee and their respective Chairs, and

▪	approving the compensation policy for non-management directors.
The board has also established an administrative procedure which sets out rules governing the approval of transactions carried out in the ordinary course of the Corporation’s operations. These rules also provide for the delegation of authority and the signing or execution of documents on behalf of the Corporation.
At each regularly scheduled board meeting, the directors meet without management and without the non-independent directors.
The board and each committee may hire outside advisors at our expense. With the approval of the CGC, individual directors may also hire outside advisors.

Bell Canada Enterprises Management proxy circular         |   25

Legal requirements and communication
In addition, the board oversees the adequacy of our processes to ensure compliance with applicable legal and regulatory requirements.
The board also establishes measures for receiving feedback from shareholders. In addition to our annual shareholder meeting, we have a toll-free number for shareholder inquiries (1-888-932-6666) and for investor and general inquiries (1-800-339-6353). Shareholders and other interested parties may also communicate with the board and its Chair by contacting the Corporate Secretary’s Office at corporate.secretariat@ bell.ca or 514-786-8424, or for any complaints and/or concerns with respect to the Corporation’s accounting, internal accounting controls or auditing matters, shareholders should consult the Corporations complaint procedures for accounting and auditing matters on our website at www.bce.ca. Finally, the Corporation communicates regularly with the investment community and the media to explain our results and to answer questions. This includes meetings, conferences, press releases and quarterly conference calls. Our quarterly financial results analyst conference calls are webcast live on our website at www.bce.ca.
Composition of the board
In terms of the composition of our board, our objective is to have a sufficient range of skills, expertise and experience to ensure that the board can carry out its responsibilities effectively. We also seek to have a reasonable geographical representation that reflects where our shareholders live and where we conduct our business. Directors are chosen for their ability to contribute to the broad range of issues with which the board routinely deals. The board reviews each director’s contribution and determines whether the board’s size allows it to function efficiently and effectively. The board believes that its current size and range of skills promote effectiveness and efficiency.
The CGC receives suggestions for board candidates from individual board members, the CEO, shareholders and professional search organizations. On a regular basis, the CGC reviews the current profile of the board, including average age and tenure of individual directors and the representation of various areas of expertise and experience.
Majority voting
Early in 2006, the board adopted, on a voluntary basis, majority voting principles for the election of directors at the annual shareholders’ meeting.
As we have for several years, we continue to ensure that the proxy forms we use for the election of directors at our shareholders’ meeting enable shareholders to vote in favor of, or to withhold their vote, separately for each director nominee. We also continue to call for a vote by ballot on the election of directors rather than a vote by show of hands. The official “vote results” are presented in the audited and final scrutineers’ report for the meeting, and the company discloses the vote results through a report filed on SEDAR (www.sedar.com), Canada’s System for Electronic Document Analysis and Retrieval. This vote results report includes the number and percentage of votes cast for, and votes withheld from, each individual director nominee.
The board also established in early 2006 guidelines specifying that, in an uncontested election (i.e., the election does not involve a proxy battle), any director nominee who receives a greater number of votes “withheld” than votes “for” his or her election, must submit to the CGC his or her resignation letter no later than 10 days following the public disclosure of the vote results. The resignation will take effect upon its acceptance by the board.
It is generally expected that the CGC will recommend, absent exceptional circumstances, that the board accept such resignation. Within 90 days following the filing of the vote results, the board will, upon recom-mendation of the CGC, decide to accept or refuse the resignation and will promptly publicly disclose its decision via press release. A director who so tenders his or her resignation will not participate in any discussion or action of the CGC or of the board with respect to the decision to accept or not his or her resignation. In cases where the board determines to refuse the resignation, the reasons for its decision will also be disclosed. If a resignation is accepted, the board may appoint a new director to fill any vacancy, or may reduce the size of the board.
Independence of the board
It is the board’s policy that at least a majority of its members must be independent. Acting on the recommendation of the CGC, the board is responsible for determining whether or not each director is independent. The board analyzes all of the relationships each director has with the Corporation and its subsidiaries. To guide this analysis, the board has adopted director independence standards. These standards are consistent with the Canadian Governance rules and the NYSE rules and can be reviewed in the governance section of our website at www.bce.ca. In general, a director who meets these standards and who does not otherwise have a material relationship with the Corporation would be considered independent under the Canadian Governance rules and the NYSE rules.
Evaluating the information provided by each director against the independence standards outlined above, the board determined that all of the directors standing for election at the 2006 annual and special shareholder meeting (with the exception of our President and CEO, Mr. M.J. Sabia) do not have a material relationship with the Corporation and are considered to be independent under the Canadian Governance rules and the NYSE rules. Because he is an officer of the Corporation, Mr. Sabia is not considered to be independent under these rules.
Certain directors may be partners in or hold other positions with entities that provide legal, financial or other services to us or to our subsidiaries. The board has reviewed these relationships and has determined that each of these directors is independent on the basis that:
▪	the amount of fees received by such entities for services rendered to us or our subsidiaries are not material to these entities or to the Corporation

▪	such services are provided on customary commercial terms by these entities and are received by us or our subsidiaries in the ordinary course of our respective businesses, and

▪	we are at liberty to choose from among other service providers which maintain similar quality standards.
Board Chair
Our By-Laws provide that directors may determine from time to time whether the Chair should be an officer or should act solely in a non-executive capacity. Should they decide that the Chair should be an officer acting in an executive capacity, the board must designate one of its members as the “lead director” who is responsible for ensuring that the board can function independently of management.
For the past several years, the board decided that the Chair should be separate from management and appointed as Chair Mr. R.J. Currie. Mr. Currie is not an executive officer of the Corporation or its subsidiaries and is considered independent under the Canadian Governance rules and the NYSE rules.

26   |         Bell Canada Enterprises Management proxy circular

The detailed mandate of the board Chair can be found in Schedule C and in the governance section of our website at www.bce.ca. The principal duties and responsibilities of the board Chair consist of leading the board in all aspects of its work, effectively managing the affairs of the board and ensuring that the board is properly organized and functions efficiently. The board Chair also advises the CEO in all matters concerning the interests of the board and the relationships between management personnel and board members.
Expectations and personal commitments
of directors
The board expects all of its members to comply with the Corporation’s Statement of Corporate Governance Principles & Guidelines. Members are also expected to comply with the Corporation’s policies that apply to directors and the various board procedures and practices. These procedures include the declaration of interest and changes in principal occupation (see below for details), the conflict of interest guidelines (see below for details), the share ownership guidelines (see Corporate Governance Committee Report — Directors’ Compensation for details) and the code of conduct (see below under Ethical Business Conduct for details). The board also expects all of its members to demonstrate beyond reproach personal and professional characteristics. These characteristics include high ethical standards and integrity, leadership, financial literacy and current fluency in their own field of expertise.
The board further expects all of its members to make meaningful commitments during their time as directors of the Corporation. Each director is expected to participate in the director orientation program and in continuing education and development programs. They are expected to develop and expand a broad, current knowledge of the nature and operation of our major businesses. Similarly, all members are expected to commit the necessary time required to be an effective and fully contributing member of the board and of each board committee on which they serve.
With respect to time commitment, the board approved the following recommended guidelines:
▪	each director should periodically review their other commitments (including their commitments as directors on other public and private company boards or non-profit organizations), and

▪	each director should consider whether their current or intended future commitments may limit their ability to be an effective and fully contributing member of the board and each committee on which they serve.
The CGC periodically reviews each director’s external commitments and considers whether such commitments may impair the director’s service on the board or each board committee on which such director serves, and provides recommendations to the board in this respect.
The CGC is also responsible for administering our policy on directors’ attendance at meetings of the board and its committees. Under this policy, the Corporate Secretary must report to the CGC any director who did not attend at least 75% of the board and committee meetings held in the year. The CGC reviews each director’s attendance record and takes this into consideration when proposing the list of nominated directors for election to the board at the next annual shareholders’ meeting.
Directors must follow the procedure for declaration of interest and changes in their principal occupation. The procedure is designed to enable the CGC to be notified in a timely fashion of any change in a director’s external directorships and principal occupation, and to permit the CGC to review and consider any possible effect of such a change on the suitability of that director’s continued service as a member of the board. This procedure also states that directors are expected to tender their resignation upon a change in their principal occupation, which only becomes effective when it is accepted by the board upon the recommendation of the CGC.
Our conflict of interest guidelines for directors sets out how conflict situations will be managed during a board meeting. If a director is deemed to have a conflict of interest because of an interest in a party to a proposed contract or transaction with the Corporation, then a specific “declaration of interest” is noted in the minutes of the meeting. As well, the conflicted director must abstain from voting on the matter. Depending on circumstances, the director may also withdraw from the meeting while the board deliberates. This procedure is followed on an “as-required” basis.
Orientation and continuing education
New directors are given the opportunity to individually meet with members of senior management to aid in their understanding of our business. The CGC assists new directors in becoming acquainted with the Corporation and its governance processes and encourages continuing education opportunities for all members of the board.
All directors have regular access to senior management to discuss board presentations and other matters of interest. We also give directors a reference manual, which is updated regularly. This comprehensive manual contains information about our various businesses and special legislation affecting us and our investments. It also covers the structure and responsibilities of the board and its committees, the legal duties and liabilities of directors, the Corporations Articles and By-Laws, the Corporations Statement of Corporate Governance Principles & Guidelines and other significant policies.
The board recently adopted guidelines with respect to directors’ attendance at external continuing education programs under which we reimburse the costs of attendance. In recognition of the rapidly changing technology and competitive environment in our business, the board recently determined to devote a portion of time at regularly scheduled meetings and board sessions to an in-depth focus on each of the business segments in which we operate, as well as our industry in general.
Board assessments
As part of its charter, the CGC is required to develop and oversee a process to enable each director to assess the effectiveness and performance of the board and its Chair, the committees of the board and their respective Chairs and themselves as a member of the board. In 2006, the assessment process was conducted through one-on-one meetings. Each director met first with the Chair of the board to discuss their assessment of the performance of the board as a whole, the performance of each board committee on which they serve, the CGC Chair (if they serve on the CGC), and their own performance as a member of the board. Next, each director met with the Chair of the CGC to discuss the performance of the Chair of the board and the Chair of each committee (other than the CGC Chair) on which they serve. To facilitate these meetings, a written guide (approved by the CGC) was given to each board member for their review and use in preparing for these meetings. The guide included suggestions

Bell Canada Enterprises Management proxy circular         |   27

for topics and questions for discussion at the meetings, including (among others) the board’s responsibilities, its relationship with management, its operations and its composition, committee structure and operations, and materials prepared for board and committee meetings and time-liness of delivery to directors. Following the one-on-one meetings, an in camera session of the board was held in early 2007 at which the board discussed and reviewed feedback from the one-on-one meetings and considered the appropriateness of any modifications or enhancements to the effective performance of the board, its committees, the Chair of the board, the respective Chairs of the committees of the board and individual directors.
Board committees
There are four standing committees of the board: the Audit Committee, the Corporate Governance Committee, the Management Resources and Compensation Committee and the Pension Fund Committee. It is our policy that each of the audit committee, the MRCC and the CGC must be comprised solely of independent directors. As well, none of the members of the audit committee has directly or indirectly accepted any consulting, advisory or other compensatory fee from the Corporation or any of its subsidiaries, other than ordinary director fees. The board has concluded that all of the audit committee members are independent under the more stringent audit committee independence tests under the Canadian financial rules and the NYSE rules.

number of
		all members	meetings
committee	members	independent?	held in 2006

Audit	T.C. O’Neill (Chair)	Yes	12 (including
	A. Bérard		6 special
	A.S. Fell		meetings)
J. Maxwell
V.L. Young

Corporate	D. Soble Kaufman (Chair)	Yes	6 (including
Governance	A. Bérard		2 special
(CGC)	E.C. Lumley		meetings)
J.H. McArthur
J.A. Pattison

Management	R.J. Currie (Chair)	Yes	9 (including
Resources and	R.A. Brenneman		5 special
Compensation	A.S. Fell		meetings)
(MRCC)	J.H. McArthur
R.C. Pozen

Pension Fund	R.C. Pozen (Chair)	Yes	6 (including
(PFC)	R.A. Brenneman		2 special
	B.M. Levitt		meetings)
P.M. Tellier
V.L. Young

The complete charter of each board committee can be found in the governance section of our website at www.bce.ca. As well, the position description of the committee Chairs is detailed in the corresponding committee charter. The principal duties and responsibilities of each committee Chair consists of leading the committee in all aspects of its work, effectively managing the committee’s affairs and ensuring that it is properly organized and functions efficiently. At each regularly scheduled board meeting, each board committee, through the committee Chair, provides a report to the board of directors on its activities. Please see each committee report in this Circular for a complete review of the activities of the respective committees in 2006.
Chief Executive Officer
Our CEO has primary responsibility for the management of the business and affairs of the Corporation. As such, the CEO, subject to the board’s approval, develops our strategic and operational orientation. In so doing, the CEO provides leadership and vision for the effective overall management, profitability and growth of the company, and for increasing shareholder value and ensuring compliance with policies adopted by the board. The CEO is directly accountable to the board for all of our activities. The board approved a written position description for the CEO, a copy of which is attached at Schedule D and is also available in the governance section of our website at www.bce.ca.
Ethical Business Conduct
In mid-2005, we established the EPMG which reports to our Corporate Secretary, and in turn to the CGC and the audit committee. The creation of this group is part of a corporate-wide initiative to strengthen our governance practices, our ethics program and our oversight of corporate policies across the Corporation.
The EPMG has responsibility, among others, for:
▪	the oversight of our ethics program, including the code of conduct and ethics training

▪	our anonymous 24/7 Employee Help Line that assists employees with any ethical issues

▪	our complaint tool allowing for anonymous reporting of issues relating to questionable accounting, internal controls, auditing matters or corporate fraud, and

▪	the implementation and oversight of a new corporate policy management framework designed to improve employee awareness and access to some of the core corporate policies and business unit-specific practices, processes and procedures.
Corporate policies
The most significant corporate-wide policies with respect to business ethics are the code of conduct, the complaint procedures for accounting and auditing matters, the disclosure policy and the auditor independence policy. These policies are available in the governance section of our website at www.bce.ca.
Code of business conduct
Our code of conduct provides various rules and guidelines for ethical behaviour based on our values, applicable laws and regulations and corporate policies. Our code of conduct applies to all employees, officers and directors. In recognition of the important role of the directors and senior management personnel in demonstrating their commitment to and support of the company’s ethics program, as embodied in the values and rules set out in the code of conduct, the board determined to require all directors, officers and vice-presidents to certify annually their compliance with the code of conduct. This certification also confirms their express support for the setting of standards to discourage wrongdoing and to promote honest and ethical conduct throughout the organization.
Our shareholders, customers and suppliers expect honest and ethical conduct in all aspects of our business. Accordingly, we require that employees, officers and directors certify annually that they have reviewed and understood the code of conduct. In addition, all new employees are required to complete an online training course on the code of conduct within the first few weeks of being hired.

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Employees must also report to their manager any real or potential conflict of interest and, as required, provide written disclosure of such conflict to the EPMG. The EPMG is responsible for managing the conflict of interest issues of employees. In addition to the requirements to comply with the conflict of interest guidelines and procedures set out in the code of conduct applicable to employees, all officers and vice-presidents are required to disclose to the EPMG any potential or actual conflicts of interest. Any actual or potential conflict of interest is resolved by the EPMG or the Chief Legal Officer.
We consider it vital that employees have the most effective tools to pose questions or raise issues concerning any ethical dilemma. Our Employee Help Line can be accessed either by telephone or online on a completely anonymous and confidential 24/7 basis, to pose questions or report concerns relating to issues under the code of conduct. The system is administered by an independent outside firm specializing in the field. Our new support system also provides employees a means to track the progress of their enquiries online, responds to requests for additional information (when required) and provides the Corporation with an auditable record of issues raised.
Complaint procedures for accounting and auditing matters
Please see Audit Committee Report — Internal Control Over Financial Reporting for more details.
Disclosure policy
The board periodically approves policies for communicating with our various stakeholders, including shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities. Several years ago, we adopted a disclosure policy governing our communications to the investment community, the media and the general public. This policy is designed to assist us in ensuring that our communications are timely, accurate and broadly disseminated according to the laws that apply to us. Among others, the policy establishes guidelines for the verification of the accuracy and completeness of information disclosed publicly and the “principles of disclosure” with respect to material information, news releases, conference calls and webcasts, electronic communications and rumours. All officers and vice-presidents are required to certify annually their compliance with the disclosure policy.
Auditor independence policy
Our Auditor Independence Policy is a comprehensive policy governing all aspects of the Corporation’s relationship with its external auditors. Please see Audit Committee Report — Auditor Independence Policy for more details.
Oversight and reports
The board is responsible for ensuring that management creates and supports a culture in which ethical business conduct is recognized, valued and exemplified throughout the organization. The board must also satisfy itself as to the integrity of the CEO, other corporate officers and senior management. Both the CGC and the audit committee support the board in its oversight of our ethics program. The CGC has the responsibility for the content of the policies discussed above, while the audit committee has the oversight responsibility for compliance with these policies.
The audit committee receives a quarterly report prepared by the EPMG on the number, nature and scope of issues raised under the code of conduct and provides details of the complaints received in respect of accounting and auditing matters. This report also details the status of investigations and any follow-up action required. In addition, the EPMG provides an annual report to the audit committee identifying the officers and vice-presidents who have signed their annual certification statement under the code of conduct.
The Chair of the audit committee is notified by either the Chief Legal Officer or internal audit of any complaints that relate to accounting, internal controls, auditing matters or corporate fraud. The results of any investigation or follow-up action are provided to the audit committee.
Report presented April 13, 2007 by:
d. soble kaufman, chair
a. bérard
the honourable e.c. lumley
j.h. mcarthur
j.a. pattison

Bell Canada Enterprises Management proxy circular         |   29

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE REPORT

The responsibilities of the MRCC are set forth in its written charter which is available in the governance section of BCE’s website at www.bce.ca.
The first part of this report tells you how the MRCC is managed, what its responsibilities and powers are and how it makes sure that BCE’s strategies for management resources in general, and executive compensation in particular, are consistent with its business plan.
The second part of this report tells you how certain executive officers are compensated and the process by which such compensation of officers in general is determined.
About the management resources
and compensation committee
The MRCC is currently made up of five independent directors: Mr. R.J. Currie (Chair), Mr. R.A. Brenneman, Mr. A.S. Fell, Mr. J.H. McArthur and Mr. R.C. Pozen (who was appointed to the MRCC in June 2006 concurrently with Mr. V.L. Young stepping down from such committee).
The MRCC held four regularly scheduled meetings and five special meetings in 2006. It communicates regularly and directly with the Corporation’s officers. Time is set aside at each regularly scheduled committee meeting for the committee members to meet without management.
Under its charter, the MRCC reviewed and reported, or made recommen-dations, to the board on the following items in 2006 and up to the date of this Circular:
▪	the appointment or resignation of officers and the terms of these changes to ensure that they are appropriate in relation to both external and internal benchmarks

▪	the review of proposed major changes in organization or personnel with the President and CEO

▪	the review of the President and CEO’s performance against pre-set specific corporate and individual goals and objectives approved by the MRCC and recommendation for approval by the independent directors of the board of the terms of his compensation

▪	the review with the President and CEO of the performance of the other officers and the terms of their compensation

▪	the review with the President and CEO of the Bell group’s management resources and plans for ensuring appropriate succession to officers and other senior management personnel

▪	the review of the appropriateness as well as significant design changes to perquisites and benefit plans (excluding pension plans which are overseen by the PFC, see Pension fund committee report)

▪	the administration of benefit plans under the MRCC’s authority including a review of new legislative or regulatory requirements and the impact of various transactions or corporate reorganizations, contemplated or otherwise, on such plans

▪	the market benchmarking of the share ownership requirements and the monitoring of interim measures for executives to ensure such share ownership requirements are met
▪	the review of the executive compensation policy, as further detailed in this report under Executive officers’ compensation

▪	the review of this report on the compensation of executive officers, and

▪	the review of health and safety procedures and compliance with respect to the health and safety policies.
Independent advice
The Corporation retains the firm of Towers Perrin to provide expertise and advice in connection with the design of executive compensation programs and policies. During 2006, management requested Towers Perrin to provide advice on various compensation matters such as a compensation market review for our executive positions and the design of our mid- and long-term incentive plans. The Corporation and Bell Canada paid a total of $202,000 for such services rendered in 2006. Towers Perrin was also used to provide advice on specific compensation issues for other management personnel.
The MRCC also carries out an annual evaluation of its performance with the CGC, including the review of the adequacy of its charter.
Finally, the MRCC reports regularly to the board on its activities.
Executive officers’ compensation
Report on executive compensation
The executive compensation policy is designed to attract, motivate and retain the executive officers needed to achieve and surpass the Corporation’s corporate objectives and to build a company that can capture growth opportunities in our rapidly changing markets and that leads the industry in terms of operational performance and creation of value for our shareholders.
Our compensation philosophy is to offer total compensation that is competitive in the marketplace. To complement this market positioning, we also ensure (for internal equity) that the compensation of each position fairly reflects the responsibilities of that position compared to other positions.
A substantial portion of every executive officer’s cash compensation each year is based on meeting annual corporate performance objectives. In addition, we have in place mid-term and long-term incentive programs. These are mainly in the form of restricted share units and stock options that are designed to:
▪	compensate and retain executive officers

▪	link the executive officers’ interests to those of the shareholders

▪	encourage executive officers to pursue value-creating opportunities for the Corporation by allowing them to participate in the appreciation of share value, and

▪	encourage the type of leadership and behaviour required for the achievement of our strategic objectives by creating an even stronger link between executive compensation and our mid-term and long-term operational competitiveness and financial success.

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We periodically review our executive compensation policy to make sure that it continues to meet our objectives. This review also includes a specific review of the compensation of the President and Chief Executive Officer and of the executive officers. In this document, executive officers whose compensation is disclosed in the Summary compensation table are referred to as the “named executive officers.”
In 2004, we implemented a revised compensation policy which placed more emphasis on compensation at risk mainly through the introduction of performance-based restricted share units and stock options. This year, we further reinforced our “pay for performance” philosophy by increasing once more the weight on variable compensation to build a culture geared towards greater individual accountability and higher levels of performance. These changes to our compensation policy are highlighted under Total Compensation.
Total compensation
In 2006, total compensation consisted of:
▪	base salary

▪	annual short-term incentive awards

▪	mid-term incentive awards

▪	long-term incentives, and

▪	benefits and perquisites, including pension benefits, described under Other compensation information.
Total compensation is positioned at the 60th percentile of compensation paid by the group of companies that the Corporation compares itself against (comparator group). Paying at the 60th percentile of the comparator group means that 40% of the companies in the comparator group pay more, and 60% pay less, for similar positions. We believe this allows us to attract and retain high-performing executives.
In 2006, we modified our compensation policy to put more emphasis on compensation at risk. Base salaries and mid-points were therefore main-tained at their 2005 levels. In this context, base salaries could however be adjusted, as required, to reflect an increase in responsibilities or job scope. In conjunction with the above and in order to preserve our current competitive positioning to the North American market, short-term incentive targets (measured as a percentage of base salary) were increased by up to 10% for all executives except for the President and Chief Executive Officer and for the Chief Operating Officer. The base salary and the annual short-term incentive are positioned at the 50th percentile (median) and the 75th percentile, respectively. The other components of total compensation are used to bring overall compensation of the executive officers to the 60th percentile. This reflects our objective to put a significant portion of compensation at risk, encouraging the required behaviour for achieving the desired business results. On average, named executive officers have approximately 75% of their total direct compensation at risk.
Since 2004 and in light of the introduction of grants of Restricted Share Units (RSUs) made under a mid-term incentive plan, there is less emphasis on the use of long-term incentive plans under which stock options are granted. Moreover, stock options granted since 2004 have performance and time-vesting criteria. For more information on key features of these plans, see Mid-term incentive plan and Long-term incentives.
We did not assign specific weightings to any element of the total compensation other than the positioning of base salary, short-term incentive and total compensation value in relation to the market.
The comparator group for 2006 consisted of 46 publicly traded Canadian and U.S. companies. The companies in the comparator group were selected based on one or more of the following criteria: telecommunications/high technology, strategic use of technology, most admired companies and revenues. The annual review of the comparator group in 2006 resulted in a net addition of one company.
Please see Other compensation information — Executive compensation table for more information on compensation paid to the named executive officers over the past three years.
Base salary
We determine the base salary of each executive officer within a salary range to reflect the scope and responsibilities of the position as well as individual performance. The mid-point of the salary range corresponds to the median of the comparator group for similar positions. The minimum for the salary range is 20% below the mid-point and the maximum is 20% above.
Annual short-term incentive awards
The short-term incentive program is designed to support the achievement of corporate objectives and reward executive officers based on the Corporation’s success. The main focus of our senior executives is on Bell Canada, our core asset. Therefore, all short-term incentive awards for executive officers are determined using a corporate performance factor based on Bell Canada’s results. In 2006, the following components of Bell Canadas performance were used for setting short-term incentive awards:
▪	EBITDA[1] (45%)

▪	revenue (25%), and

▪	customer loyalty[2] (30%).
This resulted in a Bell Canada corporate performance factor of 90% of the target award which was computed based on total results for Bell Canada.
We determine the annual short-term incentive awards by taking both the corporate performance and the executive officer’s individual contribution into consideration.
In 2006, the individual contribution was evaluated based on the achievement of objectives (results) and the demonstration of leadership behaviour required to drive corporate success (leadership attributes). The individual performance factor may vary between 0 and 200%.
Each year, we set target values for the awards. In 2006, target awards ranged from 50% of base salary for the lowest eligible officer’s position to 125% of base salary for the President and Chief Executive Officer. The lowest target for the named executive officers was 80% of base salary.
On the basis of the above factors, we determine the size of the annual short-term incentive awards. Awards are calculated based on the product of the target award, the corporate performance factor and the individual performance factor. The maximum payout is two times the target award. Awards granted for a year are paid at the beginning of the following year.

1	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning according to Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other issuers. We define EBITDA as operating revenues less operating expenses, meaning it represents operating income before amortization expense, net benefit plans cost and restructuring, and other items. The most comparable Canadian GAAP financial measure is operating income.

2	Bell Canada determines a Customer Loyalty Measurement (CLM) by conducting telephone interviews every month with customers of all its business units. The CLM consists of a short-term component. In order to determine Bell Canada’s performance, transactional surveys are used where customers, after having interacted with Bell Canada, are asked to evaluate the service received.
Bell Canada Enterprises Management proxy circular         |   31

Executive officers may participate in the share unit plan for senior executives and other key employees (1997) (deferred share unit plan) by electing to receive up to 100% of their annual short-term incentive award in deferred share units (DSUs) instead of cash. They must decide how they wish to receive their award by the end of the year in which the award is earned. Please see Deferred share unit plan for more information.
Awards in the form of DSUs can be used as a means to achieve the mandatory share ownership levels described under Share ownership requirements.
Mid-term incentive plan
We may grant to executive officers and other key employees, and those of certain subsidiaries, restricted share units (RSUs). The RSU plan is designed to more closely link the compensation of the executives with the achievement of specific financial and operating objectives that are key in supporting the overall business strategy.
RSUs are granted for a given performance period based on position and level of contribution.
At any time, the value of one RSU is equal to the value of one BCE common share. RSUs vest according to the vesting schedule relating to the performance period for the award. Under the vesting schedule, RSUs vest over time, provided that pre-set financial and operating objectives directly aligned to specific goals are met. RSUs that are granted during a given performance period are all subject to the same vesting rules and objectives attached to the performance period.
Dividend equivalents in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equal in value to the dividend paid on BCE common shares. These additional RSUs are subject to the same vesting schedule that applied to the original grant of RSUs.
At the end of the performance period, we assess the actual performance against the pre-set objectives to determine the percentage of RSUs that will become vested (vesting percentage). RSUs become vested on the date the board confirms the vesting percentage. All unvested RSUs as of that date are forfeited. If an employee participating in the plan is terminated prior to the end of the performance period, he must have participated in at least half of the performance period to be entitled to receive his vested RSUs.
Participants may choose to receive their payment of RSUs in cash, in BCE common shares, or a combination of both. We may, however, determine that all or a portion of a participant’s RSUs is to be paid out in BCE common shares if he has not met the minimum share ownership requirements described under Share ownership requirements. Payment in cash is calculated based on the number of vested RSUs in the participant’s account times the percentage chosen for payment in cash times the market value of a BCE common share on the day before the board confirms the vesting percentage (after withholding taxes and any other deductions). For payment in shares, the Corporation will buy a number of BCE common shares on the open market equal to the number of vested RSUs chosen to be taken in shares (less withholding taxes and any other deductions). Such purchase will occur within 45 days from the day the board confirms the vesting percentage.
For executive officers, the vesting of the RSUs granted for the performance period ending December 31, 2007 (2006-2007 RSUs) is conditional on the achievement of the following Bell Canada financial and operating objectives:
▪	free cash flow[3] (50%)

▪	revenue (25%), and

▪	customer loyalty[4] (25%).
The vesting of the RSUs granted to Mr. Sabia, President and Chief Executive Officer, includes an additional objective which is described under Chief Executive Officer’s Compensation.
For more information on the vesting schedule of the 2006-2007 RSUs, see the table under Other compensation information — Mid-term incentive plan.
Long-term incentives
Stock options
We may grant to executive officers and other key employees, as well as those of certain subsidiaries, options to buy BCE common shares under stock option plans.5 Under the BCE Inc. Long-Term Incentive (Stock Option) Program (1999), not more than 50% of the BCE common shares covered by options under the plan may be granted to insiders (as defined in the Plan) who participate in it. We may recommend special grants of stock options to recognize specific achievements or, in some cases, to retain or motivate executive officers and key employees. We may also determine, within the parameters of the stock option plans (see Amendments section) and subject to board approval, the terms and conditions of each grant. The number of outstanding options held by an employee is not taken into account when determining if and how many new options are awarded to him.
The exercise price is the price at which a common share may be purchased when an option is exercised. The exercise price6 is at least equal to the market value of a BCE common share on the day before the grant becomes effective. The grant becomes effective on the third business day following the board’s confirmation of the grant unless there is undisclosed material information or unless regulatory requirements dictate otherwise, in which cases the grant will become effective at a later date.
In 2004, we introduced a performance component to the vesting schedule of options granted. These options are front-loaded, meaning that options are granted at the beginning of a performance period (or later in the period for a newly hired or promoted executive), for the entire performance period. During that period, stock options that vest solely over time have therefore been granted only under exceptional circumstances.
Performance and time-vesting options granted in 2004 have a performance period of January 1, 2004 to December 31, 2006 and are called the 2004-2006 Front-loaded options.

3	The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other issuers.
We define it as cash from operating activities after capital expenditures, total dividends and other investing activities. The most comparable Canadian GAAP financial measure is cash from operating activities.

4	See footnote 2 on page 31.

5	Two stock option plans are in place: the BCE Inc. Long-Term Incentive (Stock Option) Program (1999) and the BCE Inc. Replacement Stock Option Plan (Plan of Arrangement 2000). Both plans are substantially similar in their terms and, unless specifically noted where material differences exist, this section refers to the terms of the Stock Option Program (1999). The BCE Inc. Long-Term Incentive (Stock Option) Program (1985) was terminated on March 7, 2007. There were no outstanding options under such program.

6	In the BCE Inc. Replacement Stock Option (Plan of Arrangement 2000), the exercise price was set in direct relation to the value of the optionee’s existing options immediately prior to the effective date of the Plan of Arrangement in connection with the spin-off of Nortel Networks Inc. by BCE in 2000.
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Under the terms of our stock option plans, the right to exercise an option accrues or “vests” by 25% per year for four years from the effective date of the grant, unless we determine otherwise. In 2004, we determined that the vesting of the 2004-2006 Front-loaded options would be based on a combination of time and performance. Vesting under the performance criteria was conditional on the BCE total shareholder return (BCE TSR) meeting or exceeding the median total shareholder return (median TSR) of a group of Canadian and U.S. publicly traded telecommunications companies. The group which was originally comprised of 12 companies was reduced to 11 companies in 2006 as a result of merger and acquisition activities.
The board confirmed in early 2007 that although the 2006 BCE TSR performance was strong at 18.2%, results for 2004 and 2005 were not as strong therefore the BCE TSR did not meet the median TSR for the three-year period ending December 31, 2006. As a result, none of the 2004-2006 Front-loaded options vested. Executives have been awarded a new front-loaded grant of stock options in 2007 for a two-year cycle ending December 31, 2008. This grant will vest in 25% increments each year over the next four years. The vesting of these new options will vest solely over time, in line with current market practices.
The stock option plans provide that the term of any option may not exceed 10 years from the effective date of grant. The term of the Front-loaded options is six years. If the option holder retires, leaves the BCE group of companies, dies, or the company he works for is no longer part of the BCE group of companies, the term may be reduced pursuant to the stock option plan under which it was granted. Options are not assignable by the optionee, except to the optionee’s estate upon the optionee’s death. We may use our discretionary authority under the relevant plan as described under Amendments in order to otherwise alter the terms of the options within the parameters of the relevant plans.
Option holders will lose all of their unexercised options granted after 2001 if they engage in prohibited behaviour after they leave the BCE group of companies. This includes using our confidential information for the benefit of another employer. In addition, the option holder must reimburse the after-tax profit realized on exercising any options during the twelve-month period preceding the date on which the unfair employment practice began.
Prior to November 1999, some options were granted with related rights to special compensation payments (SCPs). SCPs are cash payments equal to the excess of the market value of the shares on the day of exercise of the related option over the exercise price of the option. SCPs, if any, are attached to options and are triggered when the options are exercised.
Effective January 1,2003, we adopted the fair value method of accounting for stock option compensation on a prospective basis.
Change of control
If there is a change of control of BCE and the option holder’s employment is terminated within 18 months of the change of control for a reason other than for cause, or if the option holder terminates his employment for good reason, his unvested options can be exercised for a period of 90 days from the date of termination, or for a longer period that we may determine.
In 1999, we introduced special vesting provisions that will apply if there is a change of control of the Corporation. A change of control occurs when:
▪	another party acquires 50% or more of the outstanding securities of a class of voting or equity securities of BCE

▪	the composition of a majority of the BCE board changes for a reason such as a dissident proxy solicitation
▪	BCE’s shareholders approve plans or agreements for disposing of all or substantially all of BCE’s assets, liquidating or dissolving BCE, or in certain cases, merging, consolidating or amalgamating BCE, or

▪	we determine that an event is a change of control.
Change of control or partial change of control of Bell Canada or a designated entity
Unvested options of an option holder who is employed in one of our business units, such as Bell Canada or another subsidiary that we identify as a “designated business unit,” will become exercisable if:
▪	BCE’s interest in the business unit or subsidiary falls below 50% but remains at least 20%, and

▪	the option holder’s employment is terminated within 18 months of the reduction for a reason other than for cause, or if the option holder terminates employment for good reason.
The option holder has up to 90 days from that day, or longer if we so determine, to exercise the options.
If our interest in a designated business unit falls below 20%, option holders who are employed in that business unit may exercise all of their unvested options effective upon the earlier of:
▪	one year following the reduction in the interest, or

▪	the day the option holder was terminated.
The option holder has up to 90 days from that day, or longer if we so determine, to exercise the options.
Termination clauses
The following provisions for early termination apply to stock options, unless we have, for specific circumstances, determined otherwise either at the time an option is granted or later, based on our discretionary authority under the relevant stock option plan. See Amendments for more information.
All non-vested options are forfeited when an employee ceases to be employed by BCE or an applicable subsidiary. Participants have 30 days following their termination date (without exceeding the original option period) to exercise their vested options. At the end of the 30-day period or as of the expiry date, all outstanding options are forfeited. The same provisions apply when someone dies except that the estate has 12 months instead of 30 days to exercise all vested options (without exceeding the original expiry date).
When an employee retires, options granted after September 2000 continue to vest for three years after retirement. Participants have three years following their retirement date (without exceeding the original expiry date) to exercise their vested options. At the end of the three-year period or on the original expiry date if it is earlier, all outstanding options are forfeited.
For options granted before September 2000 which are already vested, participants have five years following their retirement date (without exceeding the original expiry date) to exercise their vested options. At the end of the five-year period or on the original expiry date if it is earlier, all outstanding options are forfeited.
We have determined that the termination provisions applicable to the 2004-2006 Front-loaded options would be as follows:
If termination of employment occurs within the first two years of the performance period, all options forfeit. If termination occurs in the third year of the performance period, vested options on the termination date can be exercised within 30 days. Unvested options forfeit. If termination occurs in the third year of the performance period and the vesting percentage established at the end of the second year is 0%, 25% of the participant’s options vest at the end of the third year if the performance goal is met at that time. The participants have 30 days after the date

Bell Canada Enterprises Management proxy circular         |   33

the board confirms the vesting percentage to exercise vested options. The same provisions apply if someone dies except that the estate has 12 months to exercise vested options (without exceeding the original expiry date).
If retirement occurs in the first year of the performance period, two thirds of the options forfeit. If retirement occurs in the second year of the performance period, one third of the options forfeit. No options forfeit if retirement occurs in the last year of the performance period. Options that are not forfeited upon retirement continue to vest for three years after the retirement date according to the vesting schedule. Participants have three years following their retirement date (without exceeding the original expiry date) to exercise vested options. At the end of this period or on the original expiry date if earlier, all outstanding options forfeit.
Amendments
Under the discretionary authority granted to the MRCC under the relevant stock options plans,7 we may use such authority to depart from standard vesting provisions, exercise schedules or termination provisions at the time of grant of new options or later on with respect to any outstanding option, without shareholder approval. We may not, without shareholder approval, extend the term of any option beyond 10 years from the original date of grant.
In 2006, we did not amend our stock option plans. We are, however, seeking shareholder approval to amend the Stock Option Program (1999) to specify which future amendments to the Program will require shareholder approval and to implement other ancillary modifications. For more information, see Approving the amendments to the equity-based compensation plans on page 8.
Deferred share unit (DSU) plan
The DSU plan is designed to more closely link the interests of the executive officers to those of the shareholders. DSUs may be awarded to certain executive officers and other key employees and those of certain subsidiaries.
DSUs have the same value as BCE common shares. The number and terms of outstanding DSUs are not taken into account when determining if DSUs will be awarded and how many DSUs will be awarded under the plan. DSUs vest immediately.
Dividend equivalents in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equal in value to dividends paid on BCE common shares.
Executive officers can choose to have up to 100% of their annual short-term incentive award paid in DSUs instead of cash. The award is converted into DSUs based on the market value of a BCE common share on the day before the award becomes effective.
DSUs count towards the minimum share ownership requirements, which are described under Share ownership requirements.
We may also grant special awards of DSUs to recognize outstanding achievements or for reaching certain corporate objectives.
Holders of DSUs may not redeem their DSUs while they are employed by a company within the BCE group of companies. Once they leave the BCE group, the Corporation will buy a number of BCE common shares on the open market equal to the number of DSUs a participant holds in the plan, after withholding taxes and any other deductions. These shares are then delivered to the former employee or to the estate in case of death.
Share ownership requirements
We believe in the importance of substantial share ownership and our compensation programs are designed to encourage share ownership by executive officers. A minimum share ownership level has been set for each position as a percentage of annual base salary:
▪	President and Chief Executive Officer — 500%

▪	Chief Operating Officer — 400%

▪	Heads of major lines of businesses, and Chief Financial Officer — 300%

▪	other officers — 200%.
Officers must meet their target within five years (5-year target) of their hire or promotion date with the objective that 50% of their target will be reached within 3 years of such date (3-year target). As of the date of this report, those named executive officers who have reached their target date have met their share ownership requirements. The 5-year target had to be reached by April 2006 for officers hired or promoted before the implementation of share ownership requirements in April 2001. Share ownership requirements also apply to all Vice-Presidents with a target of 100% of annual base salary.
Shares or DSUs received under the following programs can be used to reach the minimum share ownership level:
▪	DSU plan, described under Deferred share unit (DSU) plan

▪	employees’ savings plan, described in Other compensation information — Executive compensation table, footnote 7

▪	shares acquired and held by exercising stock options granted under our stock option plans, described under Long-term incentives, and

▪	shares received upon payment of RSUs, described under Mid-term incentive plan.
Concrete measures are taken if the 3-year target or the 5-year target is missed. These measures include, but are not limited to, the payment of a portion of the short-term annual incentive award in DSUs, the payment of RSUs in shares and, when BCE stock options are exercised, the requirement to hold BCE common shares having a market value equal to a portion of the after-tax financial gain resulting from the exercise. These measures remain in effect until the target is reached.
Chief Executive Officer’s compensation
When Mr. Sabia was appointed President and Chief Executive Officer in 2002, he asked that his current and future base salary and incentive compensation be adjusted to place more weight on variable (at risk) compensation. As a result, we reduced the mid-point of the salary range for the Chief Executive Officer from the median of the comparator group to 90% of that value (adjusted mid-point). At the same time, we increased the target value of the annual short-term incentive from 100% to 125% of base salary to preserve the alignment of the total cash compensation. In 2005, Mr. Sabia’s base salary was set at $1.25 million, the adjusted (90%) mid-point for the comparator group. We did not make any changes to Mr. Sabia’s salary and short-term incentive target in 2006.
We evaluate at the beginning of each year the performance of the Chief Executive Officer for the preceding year based on his contribution to the:
▪	financial performance of BCE compared to financial targets set at the beginning of the year

▪	progress of BCE in reaching its operating and strategic objectives

▪	development of the executive team and succession planning

▪	maintenance of BCE’s leadership in the telecommunications industry.

7	See footnote 5 on page 32.
34   |         Bell Canada Enterprises Management proxy circular

In 2006, BCE met or exceeded its basic objectives for earnings per share and free cash flow. Moreover, Bell Canada, BCE’s core asset, met or exceeded its basic objectives for cost reduction, EBITDA margin and capital intensity. BCE and Bell Canada both reported an increase in revenues for 2006 with revenues from growth services outpacing the decline in the legacy business and now representing a majority of Bell Canadas revenues. BCE finished the year on a strong financial footing.
In addition, Bell Canada had a very strong performance on cost reduction in 2006 and made steady progress in customer service and retention.
The transformation of BCE was accelerated in 2006. In addition to selling its remaining interest in the CGI Group Inc. and reducing its interest in CTVglobemedia (formerly Bellglobemedia), BCE created the Bell Aliant Regional Communications Income Fund, announced the sale of Telesat Canada and began the process of rationalizing BCE Inc.’s holding company operations. As a result of these and other strategic initiatives, BCE has simplified its corporate organization, improved the revenue mix between growth and legacy products and services, and strengthened its operational capacity.
Taken together, these actions have delivered total return to shareholders of 18.2%. This exceeded the total shareholder return (TSR) of the S&P/TSX Composite Index over the same period.
With respect to talent management, BCE has continued to strengthen the executive team through the recruitment of highly talented executives and through continuing efforts to improve the company’s execution capabilities through a wide range of executive development and culture change initiatives.
In light of Mr. Sabia’s substantial contribution in all of these areas, we recommended and the board awarded him a short-term incentive award in the amount of $2,800,000 for the year 2006 which was computed based on an individual performance factor of 200%. Mr. Sabia elected to receive all of his short-term incentive award in DSUs.
As President and Chief Executive Officer, Mr. Sabia received a grant of 148,755 RSUs in 2006, which covers the performance period ending December 31,2007. The vesting of Mr. Sabia’s RSUs is based on reaching financial and operating objectives, which have been set on the basis of the following components of Bell Canadas performance:
▪	free cash flow[8] (25%)

▪	revenue (25%)

▪	customer loyalty[9] (25%) and

▪	earnings per share (25%).
Mr. Sabia was not granted any options in 2006 as he received Front-loaded options in 2004 for the three-year performance period of January 1, 2004 to December 31, 2006. As discussed above under Long-term incentives — Stock options, the 2004-2006 Front-loaded options have not vested for all executives, including Mr. Sabia.
We did not make any changes to Mr. Sabia’s pension arrangements in 2006.
Compensation policy of subsidiaries
Bell Canada’s compensation policy is the same as BCE’s. As of January 1, 2007, all executive officers of BCE were transferred to Bell Canada.
Conclusion
In our view, the total compensation of the named executive officers for 2006 was appropriate in supporting the business strategy and very competitive in the marketplace.
Overall, we are confident that our approach to compensation has allowed BCE to attract, motivate and retain executive officers whose type of leadership is considered essential for success now and in the future, and align their interests with those of our shareholders.
Report presented April 13, 2007 by:
r.j. currie, chair
r.a. brenneman
a.s. fell
j.h. mcarthur
r.c. pozen

8	See footnote 3 on page 32.

9	See footnote 2 on page 31.
Bell Canada Enterprises Management proxy circular         |   35

Other compensation information
This section describes how the named executive officers are compensated, their pension arrangements and termination and other employment arrangements.
Executive compensation table
Compensation information for 2006, 2005 and 2004 for the President and Chief Executive Officer, the Chief Financial Officer and the three most highly compensated executive officers (on a BCE consolidated basis) other than the President and Chief Executive Officer and the Chief Financial Officer (our named executive officers) in 2006 is presented in the following table.

Summary compensation table

	annual compensation				long-term compensation
					securities	shares or
					under options	units subject	long-term
name and				other annual	or sars	to resale	incentive plan	all other
principal position	year	salary	bonus	compensation	granted	restrictions	[ltip] payouts	compensation
		[$]	[$]	[$]	[#]	[#]	[#]	[#]
[1]				[3]	[4]	[5]	[6]	[7]

Michael J. Sabia	2006	1,250,000	–	114,614	–	91,145 deferred	–	310,467
President and Chief						share units
Executive Officer, BCE						based on
Chief Executive Officer,						$2,800,000

Bell Canada	2005	1,250,000	–	34,700	–	77,205 deferred	3,005,053	218,073
						share units
						based on
						$2,200,000

	2004	1,000,000	[2]	33,006	300,000	[2]	–	180,595

Siim A. Vanaselja	2006	485,000	–	1,613	–	16,512 deferred	–	47,199
Chief Financial Officer,						share units
BCE and Bell Canada						based on $500,000

	2005	482,500	318,300	315,190	–	–	1,202,033	42,142

	2004	465,000	208,000	–	100,000	–	–	31,499

George A. Cope	2006	856,154	1,300,000	1,263	443,000	167,349	–	4,070,483
President and Chief						share units
Operating Officer,						based on
Bell Canada						$4,500,000

	2005	–	–	–	–	–	–	–

	2004	–	–	–	–	–	–	–

Patrick Pichette	2006	650,000	351,000	815	–	11,591 deferred	–	63,031
President — Operations,						share units
Bell Canada						based on $351,000

	2005	633,333	–	–	–	17,785 deferred	1,302,187	45,168
						share units
						based on
						$477,800

	2004	478,000	219,050	–	120,000	7,650 deferred	–	27,286
						share units
						based on
						$219,050

Lawson A.W. Hunter	2006	550,000	396,000	25,058	–	13,077 deferred	–	40,943
Executive Vice-President						share units
and Chief Corporate Officer,						based on
BCE and Bell Canada						$396,000

	2005	536,667	161,997	24,000	–	12,242 deferred	1,202,033	26,975
						share units
						based on
						$328,903

	2004	465,000	221,867	24,000	100,000	3,874 deferred	–	17,518
						share units
						based on
						$110,933

36   |         Bell Canada Enterprises Management proxy circular

1	MR. SABIA was appointed Executive Vice-President of BCE and Vice-Chairman of Bell Canada on July 3, 2000. On December 1, 2000, he was appointed President of BCE while maintaining his responsibilities at Bell Canada. On March 1, 2002, he became President and Chief Operating Officer of BCE and Chief Operating Officer of Bell Canada. He became President and Chief Executive Officer of BCE on April 24, 2002 and Chief Executive Officer of Bell Canada on May 2, 2002. We paid his 2006 total compensation, but charged 40% of it to Bell Canada for services provided to Bell Canada.

MR. VANASELJA was appointed Chief Financial Officer of BCE on January 15, 2001 and also Chief Financial Officer of Bell Canada on December 13, 2003. We paid his 2006 total compensation, but charged 40% of it to Bell Canada for services provided to Bell Canada.

MR. COPE was appointed President and Chief Operating Officer of Bell Canada on January 19, 2006. His 2006 total compensation was paid by Bell Canada and based on an annual salary of $900,000. MR. COPE has been participating in certain stock option and benefit programs since November 18, 2005, being the day his benefits were withdrawn by his former employer.

MR. PICHETTE was appointed Chief Financial Officer of Bell Canada on September 25, 2002. He was appointed Executive Vice-President of Bell Canada on December 1, 2003. On November 1, 2004, he was appointed President — Operations, Bell Canada. His 2006 total compensation was paid by Bell Canada.

MR. HUNTER was hired by BCE on February 24, 2003 as Executive Vice-President of BCE and Bell Canada. On March 15, 2005, he was appointed Executive Vice-President and Chief Corporate Officer of BCE and Bell Canada. We paid his 2006 total compensation, but charged 40% of it to Bell Canada for services provided to Bell Canada.

The main terms of their employment with us are described under Pension arrangements and Termination and other employment arrangements.

Annual salary increases are generally effective as of March 1 of any given year.

MESSRS. SABIA, VANASELJA and HUNTER were transferred to Bell Canada effective January 1, 2007.

2	The board believes that the company made considerable progress in 2004 especially with respect to the resolution of important labour negotiations, the development and implementation of the Galileo initiative and the company’s accelerated transition to Internet Protocol and a new generation of services. The board is of the view that MR. SABIA has made a particularly substantial contribution to this progress in 2004. By virtue of this contribution, the MRCC recommended and the board awarded him a short-term incentive in the amount of $1,475,000 for the year 2004. However, given the disruption in customer service that occurred in 2004 as a result of the implementation of the new wireless billing system and MR. SABIA’s belief in the final accountability of the CEO, he declined payment.

3	This column does not include an amount for perquisites and other personal benefits if they total less than $50,000 or 10% of the total of the annual salary and bonus, which is the disclosure threshold set by the laws that apply to us. For MR. SABIA, perquisites in the amount of $77,559 are included in 2006 which consist mainly of a perquisite allowance in the amount of $59,190. Other types of annual compensation are disclosed in this column, as described below. For MR. SABIA, this includes an amount of $18,362, $18,362 and $18,363 for payment of taxes on an additional life insurance policy of $10 million in his name for year 2006, 2005 and 2004, respectively. For MR. VANASELJA, this consists of a special compensation payment (SCP) of $315,190 in 2005. Please see — Long-term incentives for details. For MR. HUNTER, this includes a housing allowance in the amount of $24,000 in 2006, 2005 and 2004 to compensate him for maintaining, for business reasons, a second residence in a city other than his main work location.

4	For 2006, this column includes 443,000 options granted to MR. COPE on November 18, 2005, being the day his benefits were withdrawn by his former employer, to replace non-performance-based options granted by his former employer. These options will vest at 100% on the 3rd anniversary of the grant and expire after 6 years.

No options were granted in 2006 as all executive officers, other than MR. COPE, received a grant of 2004-2006 Front-loaded options in 2004 for the 3-year performance period ending December 31, 2006. Please see MRCC Report — Long-term incentives for details.

We do not grant freestanding stock appreciation rights (SARs) under our stock option plans.

5	For all the named executive officers except MR. COPE, this column includes DSUs. DSUs have the same value as BCE common shares. The number of DSUs awarded was calculated using the closing price of BCE common shares on the TSX on the day preceding the effective date (3rd business day following the date the award is approved by the board). The dollar amount included in this table is the pre-tax value of the DSUs on the day the award was effective. This column includes DSUs granted as payment of the annual short-term incentive award.
Additional DSUs are credited to each named executive officer’s account on each BCE common share on the dividend payment date. The number of DSUs is calculated using the same rate as the dividends paid on our common shares. Please see MRCC Report — Deferred share unit (DSU) plan for details. The table below shows the total number of DSUs that each named executive officer held and their value at December 31, 2006, based on a BCE common share price of $31.40 at year-end. The total number of DSUs shown excludes DSUs granted in 2007 for the payment of the 2006 annual short-term incentive award which are disclosed in the Summary compensation table.

	at december 31, 2006
	total number of	total value
name	dsus held	$

Michael J. Sabia	214,153	6,724,408
Siim A. Vanaselja	21,606	678,428
George A. Cope	–	–
Patrick Pichette	39,079	1,227,087
Lawson A.W. Hunter	21,080	661,910

Since December 31, 2006, MR. SABIA received DSUs in March 2007 as payment of the 2006 annual short-term incentive award and DSUs credited in lieu of dividends on January 15, 2007, for a total number of DSUs currently held of 307,672, as shown on page 17.

The numbers of DSUs originally awarded were increased by 1.174% in July 2006 to preserve the value of DSUs before and after the Bell Aliant transaction. The transaction provided for a consolidation of all outstanding BCE common shares and the distribution of Bell Aliant units to holders of BCE common shares.

For MR. COPE, this column includes share units which have been granted outside of the Restricted share unit (RSU) plan. These share units will vest on December 31, 2007 subject to MR. COPE being employed by Bell Canada on such date. They are not subject to performance vesting as they were granted in replacement of share units from his former employer which were not performance-based. The terms of the RSU plan, other than the vesting provisions, are deemed to apply to the share units granted to MR. COPE.

RSUs granted under the RSU plan are not included in this column as they have performance vesting criteria and qualify as a mid-term incentive. See MRCC Report — Mid-term incentive plan for further details.

6	For 2005, this consists of amounts payable under the RSU plan related to the RSUs granted in February 2004 for a 2-year performance period ending December 31, 2005 (2004-2005 RSUs). The vesting of the 2004-2005 grant of RSUs was based on reaching pre-set operating objectives. The 2004-2005 RSUs became fully vested on January 31, 2006 when the board confirmed the achievement of all specific operating objectives. The value was determined on the day the RSUs became vested i.e., January 31, 2006, based on a BCE share price of $27.38 (the day preceding the vesting date).

MR. SABIA elected to use all of the after-tax proceeds (about $1.5 million) from his 2004-2005 RSUs to purchase BCE common shares which he also elected to retain through-out his tenure as President and Chief Executive Officer.

7	For all the named executive officers, amounts in this column include company contributions under the Employees’ Savings Plan.

Under the Employees’ Savings Plan, when employees, including executive officers, elect to contribute up to 6% of their eligible earnings to buy BCE common shares, BCE or Bell Canada contributes $1 for every $3 that the employee contributes.

This column also includes payments for life insurance premiums for all of the named executive officers.

For MR. SABIA, it includes an amount of $19,721 for premiums paid in 2004, 2005 and 2006 for an additional life insurance policy of $10 million in his name.

For MR. COPE it includes an amount of $225,000 in 2006 for employer contributions to MR. COPE’s defined contribution account. See Pension arrangements for further details. Bell required MR. COPE to exercise all vested stock options and dispose of all shares of his former employer prior to his appointment in January 2006. As a result, Bell agreed to compensate him on an after-tax basis for the decrease in share price of his former employer following the announcement of his departure which negatively impacted the gain on the exercise of his stock options and the value of shares he sold for a total amount of $1,717,678 paid in 2006. For 2006, it also includes a hiring incentive of $2,100,000 paid to MR. COPE in 2005. Prior to his appointment, as stipulated in his employment agreement, MR. COPE had met his minimum share ownership target of 4 times annual salary and has agreed to keep the shares while employed by Bell Canada. See MRCC Report — Share ownership requirements for further details.

In 2006, 2005 and 2004, this also includes the value of additional DSUs credited in lieu of dividends on BCE common shares, except for MR. COPE who does not participate in the DSU plan. For 2006, 2005 and 2004 respectively, this represents an amount of $247,651, $159,321 and $129,494 for MR. SABIA, $27,497, $25,634 and $19,531 for MR. VANASELJA, $44,000, $22,290 and $11,062 for MR. PICHETTE and $22,880, $8,846 and $3,367 for MR. HUNTER.

Bell Canada Enterprises Management proxy circular         |   37

Mid-Term Incentive Plan
The following table illustrates potential future payouts to the participating named executive officers under the RSU plan. For a description of the terms of the RSU plan, see MRCC Report—Mid-term incentive plan.
Restricted share unit grants during the most recently completed year estimated future
payouts under the rsu plan
non-securities price-based plans [1]
	granted	performance
	[#]	period	threshold	target	maximum
name	[2]	[3]	# [4]	# [4]	# [4]

Michael J. Sabia	148,755	Ending December 31,2007	18,594	148,755	148,755
Siim A. Vanaselja	44,627	Ending December 31,2007	5,578	44,627	44,627
George A. Cope[5]	–	–	–	–	–
Patrick Pichette	48,346	Ending December 31,2007	6,043	48,346	48,346
Lawson A.W. Hunter	48,346	Ending December 31,2007	6,043	48,346	48,346

1	Participants may choose to receive payment of RSUs in cash, in BCE common shares, or in a combination of both subject to meeting share ownership requirements. For payment in BCE common shares, BCE will buy a number of shares on the open market equal to the number of vested RSUs a participant holds in the plan after deduction for applicable taxes.

2	The 2006-2007 grant of RSUs is based on achieving pre-set financial and operating objectives. Additional RSUs are credited to each named executive officer’s account on each BCE common shares dividend payment date. The number of additional RSUs is calculated using the same rate as the dividends paid on our common shares. Please see Mid-term incentive plan for details.

3	The performance period associated with the 2006-2007 grant of RSUs will end December 31, 2007.

4	The vesting of the 2006-2007 grant of RSUs is conditional on the achievement of Bell Canada’s financial and operating objectives weighted as follows:
–	free cash flow (50%)

–	revenue (25%), and

–	customer loyalty (25%)

and	for MR. SABIA, President and Chief Executive Officer:

–	earnings per share (25%)

–	free cash flow (25%)

–	revenue (25%), and

–	customer loyalty (25%)
Early in 2008, the results will be evaluated by the MRCC and will translate into a specific vesting percentage as per the following schedule:

level of objectives achieved	vesting percentage

75%*	50%
from 75.1% to 99.9%*	Calculated on a linear basis to 100%
100%	100%
Less than 75%	0%

*	75% to 99.9% of a given objective must be achieved for a portion of RSUs to vest based on weighting associated with such objective.

For MR. SABIA, the vesting schedule applies to the free cash flow and revenue objectives only. For the earnings per share and customer loyalty objectives, targets must be met for vesting to occur.

Amounts shown in the “threshold” column show the number of RSUs that will become vested at the end of the performance period assuming that only one objective is achieved at 75%. Amounts shown in the “target” and “maximum” columns show the number of RSUs that will become vested at the end of the performance period assuming that 100% of the objectives are met.

5	MR. COPE did not receive any 2006-2007 RSUs as he was granted share units outside of the RSU plan. These appear under “Shares or units subject to resale restrictions” in the Summary compensation table.

38   |         Bell Canada Enterprises Management proxy circular

Stock options
The table below shows grants of stock options made to each of the named executive officers under our stock option program for the financial year ended December 31,2006.
Option/SARs grants during the most recently completed financial year market value of
		% of total options/		securities underlying
		sars granted to	exercise	options/sars on the
	securities under	employees in	or base price	date of the grant
	options/sars granted [#]	financial year	[$/security]	[$/security]
name	[l] [2]	[2]	[3]	[3]	expiration date

Michael J. Sabia	–	–	–	–	–
Siim A. Vanaselja	–	–	–	–	–
George A. Cope[1,2]	443,000	29.9%	$27.00	$27.00	Nov. 17, 2011
Patrick Pichette	–	–	–	–	–
Lawson A.W. Hunter	–	–	–	–	–

1	All of the executive officers, except MR. COPE, received a grant of Front-loaded options in February 2004 for the three-year period ending December 31, 2006 (2004-2006 Front-loaded options). The board confirmed in early 2007 that the BCE TSR did not meet the median TSR for the three-year period ending December 31, 2006. As a result, none of the 2004-2006 Front-loaded options vested.

MR. COPE received a grant of time-vesting options on November 18, 2005, being the day his benefits were withdrawn by his former employer, to replace non-performance-based options granted by his former employer. These options will vest at 100% on November 18, 2008.

Each option granted under our stock option plans covers one BCE common share. No rights to SCPs were attached to options granted in 2005. Please see MRCC Report — Long-term incentives for details.
2	These numbers represent stock options. The percentage represents the options granted to MR. COPE over the total options granted to employees in 2005. A limited number of options were granted in 2005 given that front-loaded options were granted in 2004 for a three-year period. No freestanding SARs are granted.

3	The exercise price of the stock options in this table is equal to the closing price of the BCE common shares on the TSX on the day before the grant was effective.

The table below is a summary of all of the stock options that each of the named executive officers exercised under stock option plans in the financial year ended December 31, 2006. It also shows their unexercised options at December 31, 2006. Giving effect to the March 2007 board decision that the 2004-2006 Front-loaded options did not vest and were forfeited, the information in the unexercisable columns in the table below reflects the total number and value of all other (time-vesting only) stock options that each of the named executive officers have and that are outstanding as of December 31,2006.
Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

	securities acquired	aggregate		options/sars at		options/sars at
	on exercise	value realized		december 31, 2006		december 31, 2006
		[$]		[#]		[$]
name	[#]	[ l]		[2]		[2] [3]

			exercisable	unexercisable	exercisable	unexercisable

Michael J. Sabia[4]	114,557	1,777,409	1,032,093	131,250	1,342,688	447,563
Siim A. Vanaselja	–	–	278,813	29,475	301,526	100,510
George A. Cope[5]	–	–	–	443,000	–	1,949,200
Patrick Pichette	–	–	374,504	26,896	275,143	91,715
Lawson A.W. Hunter	–	–	57,750	19,250	196,928	65,643

1	The total value realized is calculated using the closing price of a board lot of common shares of BCE on the TSX on the day the options were exercised less the exercise price.

It does not include SCPs which, if any, would appear under “Other annual compensation” in the Summary compensation table. Please see MRCC Report — Long-term incentives for more information.

2	These numbers relate only to stock options. No freestanding SARs are granted.
3	An option is “in-the-money” when it can be exercised at a profit. This happens when the market value of the shares is higher than the price at which the options may be exercised. The value of unexercised in-the-money options is calculated using the closing price of a board lot of common shares of BCE on the TSX on December 31, 2006, less the exercise price of those options.

4	MR. SABIA has retained 45,617 BCE common shares which correspond to the after-tax financial gain resulting from the exercise of the 114,557 options just before the expiry date.

5	MR. COPE received a grant of time-vesting options on November 18, 2005, being the day his benefits were withdrawn by his former employer, to replace non-performance- based options granted by his former employer. These options will vest at 100% on November 18, 2008.

Bell Canada Enterprises Management proxy circular         |   39

Additional information with respect to security-based compensation plans
EQUITY COMPENSATION PLAN INFORMATION

			NUMBER OF SECURITIES REMAINING
			AVAILABLE FOR FUTURE ISSUANCE
	NUMBER OF SECURITIES TO BE ISSUED	WEIGHTED-AVERAGE EXERCISE	UNDER EQUITY COMPENSATION
	UPON EXERCISE OF OUTSTANDING	PRICE OF OUTSTANDING OPTIONS,	PLANS EXCLUDING SECURITIES
	OPTIONS, WARRANTS AND RIGHTS	WARRANTS AND RIGHTS	REFLECTED IN COLUMN [a]
PLAN CATEGORY	# [a]	$ [b]	# [c]

Equity compensation plans approved by securityholders	545,952	22	_	[2]
Equity compensation plans not approved by securityholders [1]	23,695,896	33	37,862,696	[3]

Total	24,241,848	33	37,862,696

1	The material features of the BCE Inc. Long-Term Incentive (Stock Option) Program (1999) are provided in the section MRCC Report — Stock Options and the material features of the BCE Inc. Employees’ Savings Plans (1970) and (2000) are provided in the section Employees’ Savings Plans.

2	The BCE Inc. Long-Term Incentive (Stock Option) Program (1985) was cancelled by the board on March 7, 2007.

3	This number includes 13,513,812 BCE common shares issuable pursuant to employee subscriptions under the BCE Inc. Employees’ Savings Plans (1970) and (2000).
The following table sets out the number of securities issued and issuable under each of the Corporation’s security-based compensation arrangements and the number of BCE common shares underlying outstanding options and percentages represented by each calculated over the number of BCE common shares outstanding as at December 31, 2006.

	common shares			common shares		common shares under
	issuable[1]			issued to date		outstanding options

	#		% [2]	#	% [2]	#		%[2]
BCE Inc. Long-Term Incentive (Stock Option) Program (1999)[3]	48,044,780	[4]	5.9%	1,649,125	0.2%	23,695,896	[5]	2.9%
BCE Inc. Replacement Stock Option Plan (Plan of Arrangement 2000)	312,931		–	3,388,560	0.4%	312,931		–
Teleglobe Stock Options	233,021		–	4,307,684	0.5%	233,021		–
Employees’ Savings Plans (1970) and (2000)	13,513,812	[6]	1.7%	16,574,937	2.1%	n/a		n/a

1	This number excludes BCE common shares issued to date and represents the aggregate of BCE common shares underlying outstanding options and BCE common shares remaining available for future grants of options and subscriptions under the Employees’ Savings Plans.

2	Outstanding BCE Common Shares as at December 31, 2006 = 807,643,941.

3	As at the date of the Circular, there were 49,693,905 common shares issued and issuable under the Stock Option Program (1999), which represented 6.2% of the then outstanding common shares.
4	Out of a maximum number of issuable BCE common shares of 50,000,000 under the Stock Option Program (1999) after deduction of 306,095 common shares transferred to and issued or issuable under the BCE Inc. Replacement Stock Option Plan (Plan of Arrangement 2000).

5	As at the date of the Circular, there were 21,977,240 common shares underlying outstanding options, which represented 2.7% of the then outstanding common shares.

6	Out of an aggregate maximum number of issuable BCE common shares of 20,000,000 under the Employee’s Savings Plans (1970) and (2000).

40 |           Bell Canada Enterprises Management proxy circular

Employees’ Savings Plans (ESPs)1
ESPs are designed to encourage our employees and those of our participating subsidiaries to own shares of the Corporation. In most instances, each year, employees who have completed at least 6 months of service and who do not control directly or indirectly 5% or more of the outstanding common shares of BCE are eligible to participate in the plans and can choose to have up to a certain percentage of their annual eligible earnings withheld through regular payroll deductions to buy BCE common shares. In some cases, the employer may also contribute up to a maximum percentage of the employee’s annual eligible earnings to the plan. The number of shares which may be issued under the ESPs to any insider, within any one-year period, combined with the number of shares issued to such insider within the same one-year period under any stock option plan may not exceed 5% of all outstanding BCE common shares. Each participating company decides on its maximum contribution percentage. Employees can contribute up to 12% of their annual earnings. BCE or Bell Canada contributes up to 2%. The trustee of the ESPs buys BCE common shares for the participants on the open market, by private purchase or from BCE (issuance of treasury shares). The price of the shares purchased by the trustee on the open market or by private purchase is equal to the value paid by the trustee for such shares. The price for treasury shares (if any) purchased from BCE is equal to the weighted average prices of the shares purchased by the trustee on the open market and by private purchase (if any) in the week immediately preceding the week in which the purchase is made from BCE. The purchase price for treasury shares may not be below the market price of the securities, as established pursuant to the plan. All the shares have been purchased on the market in 2006, but we may issue shares from treasury from time to time to fill employee subscriptions. Upon termination of employment, participation in the ESPs ceases and the participant receives all the shares or the value of such shares in the participant’s account, excluding those purchased by contributions made by the participating company during the year of termination unless the participating company authorizes it. In instances of retirement or death, such entitlement to the company contribution is automatic. Participation in the ESPs is not assignable.
In 2006, we did not amend our Employees’ Savings Plans. We are however seeking shareholder approval to amend the BCE Inc. Employees’ Savings Plans (1970) and (2000) to specify which future amendments to the Plans will require shareholder approval and to implement another ancillary modification. For more information, see Approving the amendments to the equity-based compensation plans on page 8.
Pension arrangements
All of the named executive officers participate in the Bell Canada Pension Plan (Bell Plan) since January 1, 2007. Messrs. Sabia, Vanaselja and Hunter participated in the BCE Pension Plan up to that date. The Bell and the BCE pension plans are similar. All named executive officers except Mr. Cope are covered under the defined benefit arrangement of the Bell Plan. In addition, they have entered into defined benefit supplementary executive retirement agreements (Defined Benefit SERPs). Mr. Cope is covered under the defined contribution arrangement of the Bell Plan and has also entered into a supplementary agreement (Defined Contribution SERP).
Defined benefit SERPs
Under the Defined Benefit SERPs, named executive officers receive 1.5 years of pensionable service for every year they serve as an officer. Retirement eligibility is based on the executive officer’s age and years of service. The board may credit additional years of service towards retirement eligibility, pension calculation or both, through a special arrangement.
In general, a named executive officer will receive SERP benefits when he reaches one of the following:
▪	at least age 55, and the sum of age and service is at least 85

▪	at least age 60, and the sum of age and service is at least 80

▪	age 65 and has 15 years of service.
Pensions are calculated based on pensionable service and pensionable earnings. Pensionable earnings include base salary and short-term incentive awards, up to the target value, whether they are paid in cash or DSUs. The one-year average of the named executive officer’s best consecutive 36 months of pensionable earnings is used to calculate his pension.
A named executive officer may receive up to 70% of his average pensionable earnings as total pension benefits under the Bell Plan and Defined Benefit SERPs.
Pensions are payable for life. Surviving spouses receive about 60% of the pension that was payable to the named executive officer.
Named executive officers receive a retirement allowance equal to one year’s base salary when they retire. This is not included in their pensionable earnings.
The table below shows the estimated annual pension benefits for various categories of pensionable earnings and years of pensionable service that would be payable under the Bell Plan and Defined Benefit SERPs, assuming that a named executive officer retired on December 31, 2006 at age 65.
These benefits are not subject to any deductions for government benefits or other offset amounts. They are partly indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

		YEARS OF PENSIONABLE SERVICE
PENSIONABLE EARNINGS [$]	20 YEARS	30 YEARS	40 YEARS	50 YEARS

500,000	164,100	246,200	318,400	350,000
900,000	300,100	450,200	582,400	630,000
1,300,000	436,100	654,200	846,400	910,000
1,700,000	572,100	858,200	1,110,400	1,190,000
2,100,000	708,100	1,062,200	1,374,400	1,470,000
2,500,000	844,100	1,266,200	1,638,400	1,750,000
2,900,000	980,100	1,470,200	1,902,400	2,030,000
3,300,000	1,116,100	1,674,200	2,166,400	2,310,000
3,700,000	1,252,100	1,878,200	2,430,400	2,590,000

1	Two ESPs are in place: the BCE Inc. Employees’ Savings Plan (1970) and the BCE Inc. Employee’s Savings Plan (2000). The ESP (2000), which is intended for employees whose principal employment is in the United States, is not currently in use and thus, there are no accumulated shares currently issued under this plan. The terms of both plans are substantially similar.
Bell Canada Enterprises Management proxy circular           | 41

Defined contribution SERPs
Named executive officers hired on or after January 1, 2005 are eligible to benefits under the Defined Contribution SERP after having served as an officer for at least 5 years. These supplemental arrangements consist in the application of a multiplier to employer’s contributions accumulated in their account under the defined contribution arrangement of the Bell Plan while serving as an officer.
The defined contribution arrangement of the Bell Plan is the sum of:
▪	Employee contributions: Employee may contribute up to a maximum of 4% of pensionable earnings, subject to the Income Tax Act limit.

▪	Employer contributions: Employer contributes 4% of pensionable earnings and matches the first 2% of employee contributions, for a maximum of 6%. Any contribution in excess of the Income Tax Act limit is notionally deposited into the account.
Once a named executive officer becomes eligible for benefits under the Defined Contribution SERP, a multiplier varying from 1.25 upon reaching 45 points (age and years of service) to 3.0 with 80 points will apply. A named executive officer may therefore accumulate while an officer (through employer contributions and the related multiplier) up to 18% of his pensionable earnings plus credited investment returns. The board may credit additional years of service, additional Corporation contributions or both, through a special arrangement.
Pensionable earnings include base salary and short-term incentive awards, whether they are paid in cash or DSUs.
Benefits under the Defined Contribution SERP in excess of the Income Tax Act limit are payable in a lump sum at termination, death or retirement.
Pension benefits for named executive officers
The number of years of service for calculating total pension benefits at December 31, 2006 was 26.0 years for Mr. Sabia (age 53), 18.8 years for Mr. Vanaselja (age 50), 8.9 years for Mr. Pichette (age 44) and 5.8 years for Mr. Hunter (age 61).
Mr. Sabia is eligible for Defined Benefit SERP benefits if he retires on or after age 60. If Mr. Sabia’s employment is terminated on or after age 55 but before age 60, his pension will be equal to 40% of his pensionable earnings. In this case, the calculation will be based on the annual average of his best consecutive 60 months of pensionable earnings. If Mr. Sabia’s employment is terminated before age 55 for any reasons other than for cause or a change of control, his pension from age 55 will be calculated as if he was age 55 when he left the Corporation.
Mr. Vanaselja is eligible for Defined Benefit SERP benefits if he retires on or after age 60. If he retires between age 55 and 60, he will receive a pension calculated according to the Bell Plan including benefits in excess of the maximum pension prescribed by the Income Tax Act.
Mr. Pichette can retire at age 55 under his Defined Benefit SERP. If Mr. Pichette’s employment terminates on or after age 47 but before age 55, or if his employment is severed for any reasons other than cause between age 45 and 47, he will be eligible for a deferred pension at age 55 according to the Bell Plan with deemed service being credited until age 55 including benefits in excess of the maximum pension prescribed by the Income Tax Act.
Mr. Hunter is eligible since age 60 to retire under his Defined Benefit SERP. His pension will be equal to 20% of his pensionable earnings if he retires at age 63, 25% at age 64 and 30% at age 65.
Based on current pensionable earnings and service accrual to the earliest eligibility date for a supplementary pension, the estimated annual benefits payable are as follows:

DEFINED BENEFIT SERPs
		ESTIMATED
	AGE AT EARLIEST	ANNUAL BENEFIT
EXECUTIVE	ELIGIBILITY DATE	$

Michael J. Sabia	55	836,500
Siim A. Vanaselja	60	366,900
Patrick Pichette	55	314,600
Lawson A.W. Hunter	61	79,700

In conjunction with his appointment as President and Chief Operating Officer, Mr. Cope was credited 5 years of service and $180,000 of notional employer contributions, through a special arrangement under his Defined Contribution SERP. The total employer contributions to Mr. Cope’s account accumulated as of December 31, 2006 were $254,995 excluding the impact of the multiplier. At year end, his multiplier was 1.55 based on 51 points (age 45, 6 years of service).
Termination and other
employment arrangements
We entered into an agreement with Mr. Sabia on April 24, 2002 setting out the terms of his employment. In addition to the total compensation elements and pension arrangements described above, the agreement provides for the following principal terms:
Mr. Sabia will receive payments if:
▪	he is terminated without cause, including following a change of control, or
▪	he resigns for certain reasons, including if there is a major change in his responsibilities, such as being removed as a director of BCE (other than if required by law), a reduction in his total compensation or specific benefits or perquisites, or for any reason within one year of a change of control. The employment agreement defines a change of control primarily as another party acquiring at least 33 1/3% of BCE’s voting shares or at least 33 1/3% of its assets.
These payments include:
▪	base salary and annual short-term incentive award, prorated to the number of complete months expired immediately after the termination
▪	a lump-sum payment equal to his base salary plus the target value of the annual short-term incentive award for up to 36 months or the period between the day he is terminated and the day he is eligible to receive his pension at age 65, whichever is less. The current target for the annual short-term incentive award for the Chief Executive Officer is 125% of base salary
▪	any other benefits, such as pension, disability, insurance proceeds, stock options or other amounts that may be payable under any other plan or agreement if Mr. Sabia’s employment is terminated.
The above payments are subject to Mr. Sabia’s compliance with the non-competition and non-solicitation provisions of his employment agreement.
If there is a change of control, all of Mr. Sabia’s BCE stock options will vest, whether his employment is terminated or not.
Mr. Sabia’s employment agreement also covers compensation and treatment of stock options if he leaves BCE because of illness or disability, if he retires or if he dies.

42 |            Bell Canada Enterprises Management proxy circular

Mr. Cope’s employment agreement dated October 18, 2005 with Bell Canada provides for the following terms:
▪	if his employment is terminated for any reasons other than cause, a severance indemnity equal to his base salary and annual short-term incentive award for a period of 24 months subject to the non-competition provisions of his employment agreement. The award will be based on the average of his awards for the two years preceding his termination
▪	a commitment from Mr. Cope to meet his share ownership target prior to his appointment in January 2006 (which he has already met) through the purchase of $3,900,000 worth of BCE shares which he has agreed to keep while employed by Bell Canada.
Mr. Pichette will receive the following severance payment if his employment is terminated for any reasons other than cause:
▪	a severance indemnity equal to his base salary and annual short-term incentive award at target for a period of 24 months.
Mr. Hunter’s employment agreement dated January 27, 2003 provides for the following severance payment if his employment is terminated for any reasons other than cause:
▪	a severance indemnity equal to his base salary and annual short-term incentive award at target for a period equal to the amount of time between the date of termination and age 65, to a maximum of 24 months.
Performance graph
Shareholder return performance graph
The graphs below compare the cumulative annual total return of the Corporation’s common shares against the cumulative annual total return of the S&P/TSX Composite Index and the S&P Global 1200 Telecommunications Services Index, assuming an initial investment of $100 and that all subsequent dividends were reinvested.
FIVE-YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT
December 31, 2001—December 31, 2006

S&P/TSX Composite

100	88	111	127	158	185

S&P Global 1200 Telecom

100	72	91	108	102	137

BCE Inc.

100	83	88	92	93	110

The graph below compares the one-year total return of the Corporation’s common shares against the one-year total return of the S&P/TSX Composite Index and the S&P Global 1200 Telecommunications Services Index, assuming reinvestment of dividends.
ONE-YEAR TOTAL RETURN
January 1, 2006—December 31, 2006
BCE
The Corporation’s total return is based on the Corporation’s share price on the Toronto Stock Exchange and assumes the reinvestments of dividends.
S&P/TSX Composite Index
With approximately 95% coverage of the Canadian equities market, the S&P/TSX Composite Index is the primary gauge for Canadian-based, Toronto Stock Exchange listed companies. Such companies include amongst others: BCE Inc., Bombardier Inc., Nortel Networks Corp., Royal Bank of Canada, and Canadian National Railway Company.
The S&P/TSX total return data was obtained from Standard & Poor’s.
S&P Global 1200 Telecommunications Services Index
The S&P Global 1200 Telecommunications Services Index consists of 43 companies worldwide including amongst others: BCE Inc., TELUS Corp., Rogers Communications Inc., the U.S. Regional Bell Operating Companies (AT&T Inc., Verizon Communications Inc., Qwest Communications International Inc.), European Incumbent Local Exchange Carriers (BT Group, Deutsche Telekom AG, France Telecom SA, Telecom Italia SpA, Telefonica S.A.), the U.S. Regional Local Exchange Carriers (ALLTEL Corp., Century Telephone, Citizens Communications) and wireless companies (Sprint Nextel Corp., Vodafone Group PLC, China Mobile (Hong Kong) Ltd., NTT DoCoMo Inc.).
The S&P Global 1200 Telecommunication Services Index’s total return data was obtained from Standard & Poor’s.
The total return of the S&P Global 1200 Telecommunications Services Index in 2006 was positively impacted by mergers & acquisitions transactions involving several of its large constituents.

Bell Canada Enterprises Management proxy circular           | 43

PENSION FUND COMMITTEE REPORT

The responsibilities of the PFC are set forth in its written charter which is available in the governance section of our website at www.bce.ca.
A pension fund committee is not required under the Sarbanes-Oxley Act, the related SEC rules, the NYSE rules, the Canadian Financial rules or Canadian Governance rules. However, the board believes that the PFC further enhances our corporate governance practices.
This report tells you how the PFC is managed and how it makes sure that the pension plans, pension funds and master fund are properly managed.
About the pension fund committee
The PFC is currently made up of five independent directors:
Mr. R.C. Pozen (Chair), Mr. R.A. Brenneman (who was appointed to the PFC in June 2006), Mr. B.M. Levitt, Mr. P.M. Tellier and Mr. V.L. Young (who was appointed to the PFC in June 2006 concurrently with the stepping down of Mr. J.A. Pattison from such committee). The PFC held four regularly scheduled meetings and two special meetings in 2006. The PFC communicates regularly and directly with the officers. Time is set aside at each regularly scheduled committee meeting for the committee members to meet without management.
The PFC advises the board on policies relating to the administration, funding and investment of the pension plan, pension fund and master fund. The master fund is a unitized pooled fund that the Corporation sponsors for the collective investment of its pension fund and the pension funds of its participating subsidiaries.
Under its charter, the PFC focused on the following key areas in 2006:
▪	monitoring the performance of the pension fund
▪	thoroughly reviewing and monitoring the applicable statements of investment policies and procedures and in particular, revising investment parameters such as those applying to foreign content restrictions, income trusts and currency hedging
▪	reviewing the financial situation of the Corporation’s applicable pension plans in light of revised actuarial standards, regulatory reforms and lower long-term interest rates and the ensuing required funding of the applicable pension plan
▪	monitoring the continued establishment of a defined contribution pension plan component for eligible group employees as well as monitoring and reviewing the investment options and structure provided under such particular pension arrangement. The defined contribution alternative was introduced in late 2004 and features active and passive investment options offered through a multi-manager structure, and
▪	monitoring and reviewing our overall competitive position with regards to pension and post-retirement benefits.
The PFC also reviewed and reported, or made recommendations, to the board on the following key items in 2006 and up to the date of this Circular:
▪	the overall structure of the investment process, including the periodic review of the performance of applicable investment managers, and
▪	the review of the operating systems (including control systems and procedures for supervising and monitoring the operating systems) in place for carrying out our responsibilities as employer and administrator of the pension plan, pension fund and master fund.
The PFC also carries out an annual evaluation of its performance with the CGC, including the review of the adequacy of its charter.
Finally, the PFC reports regularly to the board on its activities.
Report presented April 13, 2007 by:
R.C. POZEN, CHAIR
R.A. BRENNEMAN
B.M. LEVITT
P.M. TELLIER
V.L. YOUNG

44 |           Bell Canada Enterprises Management proxy circular

Other important information

Personal loans to directors and officers
The Corporation and its subsidiaries have not granted loans or extended credit to any current or nominated directors or executive officers or to individuals who have held these positions during the last fiscal year, or to any of their associates, and to this extent we are compliant with the prohibition under the Sarbanes-Oxley Act.
Directors’ and officers’ liability insurance
We and our subsidiaries have bought directors and officers liability insurance coverage of US$200 million (approximately $236 million). This insurance is to protect the directors and officers and those of our subsidiaries against certain liabilities they may incur in this capacity. In 2006, the Corporation charged a total of $3,736,198 against earnings for its portion of the premium.
When we are not permitted by law to indemnify a director or officer, the deductible is zero. When we are permitted to indemnify him or her, the deductible is US$10 million (approximately $11.8 million). In addition, we pay 25% of all defence costs (other than securities claims). With respect to losses (other than securities claims losses), the percentage of allocation between the Corporation and the insurer is negotiated between them.
Canadian ownership and control regulations
Since 1994, the Telecommunications Act and associated regulations have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and certain of its affiliates are subject to this Act.
Under the Telecommunications Act, in order for a corporation to operate as a Canadian common carrier, the following conditions have to be met:
▪	Canadians own at least 80% of its voting shares
▪	at least 80% of the members of the carrier company’s board of directors are Canadians
▪	the carrier company is not controlled by non-Canadians.
In addition, where a parent company owns at least 66 2/3% of voting shares of the carrier company (Carrier holding company), the Carrier holding company must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. Regulations give certain powers to the Canadian Radio-television and Telecommunications Commission (CRTC) and to Canadian carriers themselves to ensure that they comply with the Telecommunications Act. These powers include the right to:
▪	suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians
▪	refuse to register a transfer of voting shares to a non-Canadian
▪	force a non-Canadian to sell his or her voting shares
▪	suspend the voting rights attached to that person’s shares, if that person’s holdings would affect our status as “Canadian” under the Act.
However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless we retain at least 80% of all Bell Canada voting shares.
Similarly, the Canadian ownership rules for broadcasting licensees, such as Bell ExpressVu Limited Partnership, is generally in line with the rules for Canadian common carriers by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or reviewing a broadcasting license of an applicant that does not satisfy these Canadian ownership criteria.
Cultural concerns over increased foreign control of broadcasting activities led to a restriction that prevents a holding company that exceeds the former 20% limit or its directors from exercising control or influence over any programming decisions of a subsidiary licensee.
In addition, because we hold a broadcasting licence as a limited partner in Bell ExpressVu Limited Partnership, we are subject to the 20% foreign ownership limit for broadcasting licensees.
The percentage of non-Canadian ownership of our common shares was approximately 14.1% at December 31, 2006. We monitor and periodically report on the level of non-Canadian ownership of our common shares.

Bell Canada Enterprises Management proxy circular           | 45

How to request more information

Documents you can request
You can ask us for a copy of the following documents at no charge:
▪	our most recent Business Update and annual report, which includes our comparative financial statements and MD&A for the most recently completed financial year together with the accompanying auditors’ report
▪	any interim financial statements that were filed after the financial statements for our most recently completed financial year
▪	our MD&A for the interim financial statements
▪	the Circular for our most recent annual shareholder meeting
▪	our most recent AIF, together with any document, or the relevant pages of any document, incorporated by reference into it.
Please write to the Corporate Secretary’s Office or the Investor Relations Group at 1000, de La Gauchetière Street West, Suite 4100, Montréal, Québec, Canada H3B 5H8 or call 1-800-339-6353.
These documents are also available on our website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All of our news releases are also available on our website.
Receiving information electronically is
Faster, Cleaner and Cheaper
You can choose to receive electronically all of our corporate documents, such as future Circulars and annual reports. We will send you an e-mail telling you when they are available on our website.
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To sign up, go to our website at www.bce.ca, click on the “Vote Online” link. You will need your holder account number and proxy access number, or your 12-digit control number, which you will find on the information sheet attached to your proxy form or on your voting instruction form.
If you do not sign up for this service, we will continue to send you these documents by mail, unless you tell us otherwise on your proxy form or voting instruction form.
Shareholder proposals for our
2008 annual meeting
We will consider proposals from shareholders to include as items in next year’s Circular for our 2008 annual shareholder meeting. Please send your proposal to us by January 14, 2008.

46 |           Bell Canada Enterprises Management proxy circular

Schedule A — Special resolution approving the name change of BCE Inc.

The following special resolution approving the name change of BCE is being submitted for consideration at the meeting and, if thought advisable, approval:
RESOLVED, AS A SPECIAL RESOLUTION
1.	THAT the articles of amalgamation of BCE Inc. (the “Corporation”) be amended to change the Corporation’s name to “Bell Canada Inc.” or if such name is not accepted by the relevant governmental, regulatory and self-regulatory authorities, such other similar name as may be allowed, and that the Corporation’s board of directors be authorized, in its discretion, to complete, postpone or abandon this name change;

2.	THAT notwithstanding that this resolution has been duly passed by the holders of common shares of the Corporation and subject to the rights of any third parties, the directors of the Corporation be and they are hereby authorized and empowered to revoke this resolution and/or postpone or terminate the name change at any time prior to the filing of articles of amendment without further approval of holders of common shares of the Corporation; and

3.	THAT any director or officer of the Corporation be and is hereby authorized for and on behalf of the Corporation, to execute and deliver articles of amendment and or all other documents and do all such other acts or things as such person may determine to be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

Bell Canada Enterprises Management proxy circular           | 47

Schedule B — Resolution approving the amendments to BCE’s equity-based compensation plans

The following ordinary resolution approving the amendments to the BCE Inc. Long-Term Incentive (Stock Option) Program (1999) (the “Stock Option Plan”), BCE Inc. Employees’ Savings Plan (1970) (the “ESP Plan”) and BCE Inc. Employees’ Savings Plan (2000) (the “U.S. ESP Plan”) is being submitted for consideration at the meeting and, if thought advisable, approval, with or without variation:
RESOLVED, AS AN ORDINARY RESOLUTION,
1.	THAT the Stock Option Plan be amended as follows:
The second paragraph of Section 3 of the Stock Option Plan set out below be deleted:
“Notwithstanding any other provision of the Plan, the aggregate number of Shares covered by Options granted to Optionees who are Insiders (as hereinafter defined) at the time the Options are granted shall not, unless approval of BCE’s shareholders is obtained or unless any required approval of the stock exchanges on which the Shares are listed and posted for trading is obtained, exceed fifty percent (50%) of the total aggregate number of Shares covered by Options granted to all Optionees, including Optionees who are Insiders, provided that Options that have been granted and have expired unexercised pursuant to the Plan shall not be included in such aggregate numbers.”
and be replaced by the following:
“The number of Shares issuable to Insiders (as hereinafter defined), at any time, under the Plan and all security-based compensation arrangements of BCE, cannot exceed 10% of issued and outstanding Shares; and the number of Shares issued to Insiders, within any one year period, under all security-based compensation arrangements of BCE, cannot exceed 10% of issued and outstanding Shares.”
Section 5 of the Stock Option Plan set out below be deleted:
“The subscription price for each Share covered by an Option (the “Subscription Price”) shall be established by the Committee at 100% of the market value (as hereinafter defined) of a Share on the last trading day prior to the Effective Date, unless the Committee makes a determination that the Subscription Price shall be higher than such market value, provided that, where an Optionee had previously been granted an option to acquire shares of a BCE subsidiary or a company which is proposed to become a BCE subsidiary (which option may be vested or unvested and exercisable or unexercisable) and, pursuant to a determination of the Board of Directors, upon the recommendation of the Committee, that it is the best interest of the Corporation to do so, such option is intended to be converted into an Option so that the economic position of the Optionee is unaffected by such conversion, the Subscription Price for each Share covered by such Option may be established by the Committee at less than 100% of market value of a Share on the last trading day prior to the Effective Date, further provided that such Subscription Price shall be subject to any required approval of the stock exchanges on which the Shares are listed and posted for trading. The Committee may, in the case of a grant to an Optionee who is employed outside Canada at the time of the grant, fix the Subscription Price at an amount in United States dollars equivalent to the Subscription Price in Canadian dollars.”
and be replaced by the following:
“The subscription price for each Share covered by an Option (the “Subscription Price”) shall be established by the Committee at 100% of the market value (as hereinafter defined), unless the Committee makes a determination that the Subscription Price shall be higher than such market value. The Committee may, in the case of a grant to an Optionee who is employed outside Canada at the time of the grant, fix the Subscription Price at an amount in United States dollars equivalent to the Subscription Price in Canadian dollars.”
Section 7 of the Stock Option Plan is amended by adding the following as a third paragraph:
“Notwithstanding any other provisions of the Plan, if the expiry date of an Option (the “Termination Date”) occurs during a period during which an Optionee would be prohibited from buying or selling securities of the Corporation due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by employees in the Corporation’s securities (a “Blackout Period”) applicable to the relevant Optionee, or within 10 Business Days (i.e., a day on which the Shares are available for trading on the facilities of the Toronto Stock Exchange and of the New York Stock Exchange) after the expiry of a Blackout Period applicable to the Optionee, then the Termination Date for that Option shall be the date that is the tenth Business Day after the expiry date of the Blackout Period (the “Blackout Expiry Date”). Section 7 applies to all Options outstanding under this Plan. The period of 10 Business Days from the expiry date of a Blackout Period to a Termination Date shall apply for all Options outstanding and for all Options to be granted under the Plan and shall not be amended by the Board of Directors of the Corporation or the Committee without the approval of the shareholders of the Corporation in accordance with Section 12 of the Plan.”
Section 12 of the Stock Option Plan set out below be deleted:
“From time to time the Board of Directors may, in addition to its powers under the Plan, add to or amend any of the provisions of the Plan or terminate the Plan or amend the terms of any portion under the Plan; provided, however, that (i) any approvals required under any applicable law or stock exchange rules are obtained, and (ii) no such amendment or termination shall be made at any time which has the effect of adversely affecting the existing rights of an Optionee under the Plan without his or her consent in writing. For greater certainty, the limitation set forth in item (ii) above shall also apply to all the powers of the Board of Directors or the Committee pursuant to the Plan, including, but not limited to, sections 6 and 7 hereof to vary the vesting and exercise schedules of Options.”
and be replaced by the following:
“Provided that no amendment may have the effect of adversely affecting the existing rights of an Optionee under the Plan without his or her consent in writing and that the Board of Directors is acting in accordance with the rules and policies of the Toronto Stock Exchange, the Board of Directors may amend the Plan or any Option outstanding at any time in its absolute discretion without

48 |           Bell Canada Enterprises Management proxy circular

the approval of the Shareholders, including but not limited to, to introduce the following:
(a)	a change in the process by which an Optionee who wishes to exercise his or her Option can do so, including the required form of payment for the Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;
(b)	a change to the identity of the Plan participants (i.e., the identity of the persons to whom the Options are granted or could be granted), excluding non-employee Directors of the Corporation;
(c)	a change to the termination provisions for the Plan or for an Option as long as the change does not otherwise contravene any other provision of the Plan or extend an outstanding Option’s expiry date;
(d)	a change to the terms of the Plan relating to the effect of termination, cessation or death of an Optionee on the right to exercise Options;
(e)	a change to provisions on the transferability of Options for normal estate settlement purposes;
(f)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a reduction of the Plan reserve for an amount equal to the total number of underlying securities;
(g)	a change to delegate any or all of the powers of the Committee to administer the Plan to the Officers of the Corporation;
(h)	housekeeping changes (such as a change to correct an immaterial inconsistency or clerical error or omission or a change to update a routine administrative provision); and
(i)	a change deemed necessary or desirable to comply with applicable law or regulatory requirements.
Notwithstanding the foregoing, the following amendments to the Plan or to an Option outstanding at any time shall be made only upon requisite approval by the Shareholders:
(a)	increasing the number of Shares that can be issued under the Plan;
(b)	reducing the strike price of an outstanding Option (including a cancellation and re-grant of an Option, constituting a reduction of the exercise price of an Option);
(c)	extending the expiry date of an outstanding Option, amending the Plan to permit the grant of an Option with an expiry date beyond the maximum term allowed under the Plan or amending the applicable period from the expiry date of a Blackout Period to the Termination Date;
(d)	changing the provisions relating to the transferability of Options except if the transfer is for normal estate settlement purposes;
(e)	amending the nature of the eligible participants which could permit the introduction of non-employee directors on a discretionary basis; and
(f)	amending the Plan to provide for other types of compensation through equity issuance;
unless the change results from application of the anti-dilution provisions of the Plan.”
The definition of market value set forth under Section 15 of the Stock Option Plan set out below be deleted:
“market value” shall mean the closing price for a board lot of Shares on the Toronto Stock Exchange (or, in the event the Shares cease to be listed on the Toronto Stock Exchange, on such other exchange as may be determined by the Board of Directors of the Corporation), on the relevant day, or if at least one board lot of Shares shall not have been traded on that day, on the next preceding day for which at least one board lot was so traded;”
and be replaced by the following:
“market value” shall mean the higher of the volume weighted average of the trading price per common share of a board lot of common shares traded on the Toronto Stock Exchange or, in the event the Shares cease to be listed on the Toronto Stock Exchange, on the Other Stock Exchange: (i) on the trading day immediately prior to the Effective Date, or if at least one board lot of common shares has not been traded on such day, then the volume weighted average of the trading price per common share of a board lot of common shares for the next preceding day for which at least one board lot was so traded; and (ii) for the last 5 consecutive trading days ending immediately on the trading day prior to the Effective Date.”
2.	THAT the ESP Plan be amended as follows:
The third and fourth paragraph (except for the last sentence of the fourth paragraph) of Section 4 of the ESP Plan set out below be deleted:
“The number of Shares which may be issued under the Plan within any one-year period, combined with the number of Shares issued within the same one-year period under any other previously established or proposed stock option or purchase plan of Participating Companies, shall not exceed 10% of all outstanding Shares at anytime.
The number of Shares which may be issued under the Plan to any one insider of a Participating Company, and to such insider’s associates, within any one-year period, combined with the number of Shares issued to such insider and to his/her associates within the same one-year period under any other previously established or proposed stock option or purchase plan of Participating Companies, shall not exceed 5% of all outstanding Shares at any time.”
and be replaced by the following:
“The number of Shares issuable to insiders of a Participating Company, at any time, under the Plan and all security-based compensation arrangements of BCE, cannot exceed 10% of issued and outstanding Shares; and the number of Shares issued to insiders of a Participating Company, within any one year period, under all security-based compensation arrangements of BCE, cannot exceed 10% of issued and outstanding Shares.”
Paragraph 1 of Section 23 of the ESP Plan set out below be deleted:
“BCE may modify the plan, except for the terms of the relevant schedules of the Plan in respect of Participating Companies other than BCE, provided that, subject to the provisions of the Plan, no part of the corpus attributable to any funds received by the Trustee from Participants for the purposes of the Plan shall be used for or diverted to purposes other than for the exclusive benefit of Participants.”
and be replaced by the following:
“The Directors may modify the Plan, at any time in the absolute discretion without the approval of the shareholders of the Corporation, including but not limited to, to introduce the following:
(a)	change in the process by which an eligible employee participates in the Plan;
(b)	a change in the definition of an eligible employee under the Plan;
(c)	a change in the termination provisions for the Plan;

Bell Canada Enterprises Management proxy circular           | 49

(d)	a change in the terms of the Plan relating to the effect of leave of absence, long-term disability, lay-off or death of an eligible employee under the Plan;
(e)	a change in the provisions on the transferability of the rights under the Plan for normal estate settlement purposes;
(f)	housekeeping changes (such as a change to correct an immaterial inconsistency or clerical error or omission or a change to update a routine administrative provision); and
(g)	a change deemed necessary or desirable to comply with applicable law or regulatory requirements;
except for the terms of the relevant schedules of the Plan in respect of Participating Companies other than the Corporation, provided that, subject to the provisions of the Plan, no part of the corpus attributable to any funds received by the Trustee from Participants for the purposes of the Plan shall be used for or diverted to purposes other than for the exclusive benefit of Participants.
Notwithstanding the foregoing, the following amendments to the Plan shall be made only upon requisite approval by the shareholders of the Corporation:
(a)	a change to the limit on employee contribution;
(b)	a change to provide for an offering period of more than 27 months;
(c)	a change to introduce a discount purchase price;
(d)	a change to amend the maximum employer contribution;
(e)	a change to increase the number of shares issuable pursuant to the ESP Plan; and
(f)	a change to allow for a potential dilution associated with the Plan together with all other security-based compensation arrangements of more than ten percent of outstanding common shares of the Corporation.”
3.	THAT the U.S. ESP Plan be amended as follows:
The third and fourth paragraph of Section 4 (except for the last sentence of the fourth paragraph) of the U.S. ESP Plan set out below be deleted:
“The number of Shares which may be issued under the Plan within any one-year period, combined with the number of Shares issued within the same one-year period under any other previously established or proposed stock option or purchase plan of Participating Companies, shall not exceed 10% of all outstanding Shares at any time.
The number of Shares which may be issued under the Plan to any one insider of a Participating Company, and to such insider’s associates, within any one-year period, combined with the number of Shares issued to such insiders and to his or her associates within the same one-year period under any other previously established or proposed stock option or purchase plan of Participating Companies, shall not exceed 5% of all outstanding Shares at any time.”
and be replaced by the following:
“The number of Shares issuable to insiders of a Participating Company, at any time, under the Plan and all security-based compensation arrangements of BCE, cannot exceed 10% of issued and outstanding Shares; and the number of Shares issued to insiders of a Participating Company, within any one year period, under all security-based compensation arrangements of BCE, cannot exceed 10% of issued and outstanding Shares.”
Paragraph 1 of Section 22 of the U.S. ESP Plan set out below be deleted:
“BCE may modify the plan, except for the terms of the relevant schedules of the Plan in respect of Participating Companies other than BCE, provided that, subject to the provisions of Section 20, no part of the corpus attributable to any funds received by the Trustee from participants for the purposes of the Plan shall be used for or diverted to purposes other than for the exclusive benefit of participants.”
and be replaced by the following:
“The Directors may modify the Plan, at any time in the absolute discretion without the approval of the shareholders of the Corporation, including but not limited to, to introduce the following:
(a)	a change in the process by which an eligible employee participates in the Plan;
(b)	a change in the definition of an eligible employee under the Plan;
(c)	a change in the termination provisions for the Plan;
(d)	a change in the terms of the Plan relating to the effect of leave of absence, long-term disability, lay-off or death of an eligible employee under the Plan;
(e)	a change in the provisions on the transferability of the rights under the Plan for normal estate settlement purposes;
(f)	housekeeping changes (such as a change to correct an immaterial inconsistency or clerical error or omission or a change to update a routine administrative provision); and
(g)	a change deemed necessary or desirable to comply with applicable law or regulatory requirements;
except for the terms of the relevant schedules of the Plan in respect of Participating Companies other than the Corporation, provided that, subject to the provisions of Section 20, no part of the corpus attributable to any funds received by the Trustee from participants for the purposes of the Plan shall be used for or diverted to purposes other than for the exclusive benefit of participants.
Notwithstanding the foregoing, the following amendments to the Plan shall be made only upon requisite approval by the shareholders of the Corporation:
(a)	a change to the limit on employee contribution;
(b)	a change to provide for an offering period of more than 27 months;
(c)	a change to introduce a discount purchase price;
(d)	a change to amend the maximum employer contribution;
(e)	a change to increase the number of shares issuable pursuant to the U.S. ESP Plan; and
(f)	a change to allow for a potential dilution associated with the Plan together with all other security-based compensation arrangements of more than ten percent of outstanding common shares of the Corporation.”
4.	THAT any director or officer of the Corporation be and is hereby authorized for and on behalf of the Corporation, to execute and deliver articles of amendment and/or all other documents and do all such other acts or things as such person may determine to be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

50 |           Bell Canada Enterprises Management proxy circular

Schedule C — Board of Directors’ charter (including board chair position description)

I.	Purpose
The Board of Directors (“Board”) of BCE Inc. (the “Corporation”) is responsible for the supervision of the management of the business and affairs of the Corporation.
II.	Duties and responsibilities of the board
In furtherance of its purpose, the Board assumes the following duties and responsibilities, some of which are initially reviewed and recommended by the applicable Committee of the Board to the full Board for approval:
A.	Strategy and budget
1.	Ensuring a strategic planning process is in place and approving, on at least an annual basis, a Business Plan which takes into account, among other things, the longer term opportunities and risks of the business;

2.	Approving the Corporation’s annual operating and capital budgets;

3.	Reviewing operating and financial performance results in relation to the Corporation’s Business Plan and budgets;
B.	Governance
1.	Developing the Corporation’s approach to, and disclosure of, corporate governance practices, including developing a “Statement of Corporate Governance Principles and Guidelines” setting out the Board’s expectations and responsibilities of individual Directors, including with respect to attendance at meetings of the Board and of committees of the Board and the commitment of time and energy expected;

2.	Approving the nomination of Directors to the Board, as well as:
a.	ensuring that a majority of the Corporation’s Directors have no direct or indirect material relationship with the Corporation and determine who, in the reasonable opinion of the Board, are independent pursuant to applicable legislation, regulation and listing requirements;

b.	developing appropriate qualifications/criteria for the selection of Board members, including criteria for determining Director independence;

c.	appointing the Board Chair and the Chair and members of each Committee of the Board, in consultation with the relevant Committee of the Board;
3.	Determining who among the members of the audit committee of the Board qualify as an Audit Committee Financial Expert, pursuant to applicable legislation, regulation and listing requirements;

4.	Providing an orientation program for new Directors to the Board and continuing education opportunities for all Directors;

5.	Assessing annually the effectiveness and contribution of the Board and the Board Chair, of each Committee of the Board and their respective Chairs and of individual Directors;

6.	Developing written position descriptions for the Board Chair and the Chair of each Committee of the Board;
C.	Chief Executive Officer, Officers and Compensation and Benefits Policies
1.	Appointing the Chief Executive Officer and all other Officers of the Corporation;

2.	Together with the Chief Executive Officer, developing a written position description for the role of the Chief Executive Officer;

3.	Developing the corporate goals and objectives that the Chief Executive Officer is responsible for meeting and reviewing the performance of the Chief Executive Officer against such corporate goals and objectives;

4.	Approving the Corporation’s compensation policy for Directors;

5.	Approving the Corporation’s compensation and benefits (including pension plans) policy or any changes thereto for Officers and approving, by the independent Directors, all forms of compensation for the Chief Executive Officer, as well as:
a.	monitoring and reviewing, as appropriate, the administration, funding and investment of the Corporation’s pension plans;

b.	appointing, or removing, the custodian, trustee, or investment manager(s) for the Corporation’s pension plans and fund(s);
6.	Satisfying itself as to the integrity of the Chief Executive Officer, other Officers and senior management personnel and that the Chief Executive Officer, other Officers and senior management personnel create a culture of integrity throughout the organization;

7.	Providing stewardship in respect of succession planning, including the appointment, training and monitoring of the Chief Executive Officer, other Officers and senior management personnel;
D.	Risk Management, Capital Management and Internal Controls
1.	Identifying and assessing the principal risks of the Corporation’s business, and ensuring the implementation of appropriate systems to manage these risks;

2.	Ensuring the integrity of the Corporation’s internal control system and management information systems and the safeguarding of the Corporation’s assets;

3.	Reviewing, approving, and as required, overseeing compliance with the Corporation’s Disclosure Policy by Directors, Officers and other management personnel and employees;

4.	Reviewing, approving and overseeing the Corporation’s disclosure controls and procedures;

5.	Reviewing and approving the Code of Business Conduct of the Corporation with the purpose of promoting integrity and deterring wrongdoing, and encouraging and promoting a culture of ethical business conduct and as required, overseeing compliance with the Corporation’s Code of Business Conduct by Directors, Officers and other management personnel and employees;

Bell Canada Enterprises Management proxy circular          | 51

E.	Financial Reporting, Auditors and Transactions
1.	Reviewing and approving, as required, the Corporation’s financial statements and related financial information;

2.	Appointing, subject to approval of shareholders, (including terms and review of engagement) and removing of the shareholders’ auditor;

3.	Appointing (including responsibilities, budget and staffing) and removing of the Corporation’s internal auditor;

4.	Delegating (to the extent permitted by law) to the Chief Executive Officer, other Officers and management personnel appropriate powers to manage the business and affairs of the Corporation;
F.	Legal Requirements and Communication
1.	Overseeing the adequacy of the Corporation’s processes to ensure compliance by the Corporation with applicable legal and regulatory requirements;

2.	Establishing measures for receiving feedback from shareholders;
G.	Other
1.	Reviewing and approving, as required, the Corporation’s environmental policies and ensuing management systems;

2.	Reviewing, approving, and as required, overseeing Directors, other Officers and management personnel and employees compliance with the Corporation’s health and safety policies and practices;

3.	Performing any other function as prescribed by law or as not delegated by the Board to one of the Committees of the Board or to management personnel.
Board Chair
I. Appointment
The Board shall appoint its Chair from among the Corporation’s Directors.
II. Duties and responsibilities of the Board Chair
The Board Chair leads the Board in all aspects of its work and is responsible to effectively manage the affairs of the Board and ensure that the Board is properly organized and functions efficiently. The Board Chair also advises the Chief Executive Officer in all matters concerning the interests of the Board and the relationships between management personnel and the Board.
More specifically, the Board Chair shall:
A.	Strategy
1.	Provide leadership to enable the Board to act effectively in carrying out its duties and responsibilities as described in the Board charter and as otherwise may be appropriate;

2.	Work with the Chief Executive Officer and other Officers to monitor progress on the Business Plan, annual budgets, policy implementation and succession planning;
B.	Advisor to the Chief Executive Officer
1.	Provide advice, counsel and mentorship to the Chief Executive Officer and fellow members of the Board;

2.	In consultation with the Chief Executive Officer, ensure that there is an effective relationship between management personnel and the members of the Board;
C.	Board structure and management
1.	Chair the Board meetings;

2.	In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Chairs of the Committees of the Board, as appropriate, determine the frequency, dates and locations of meetings of the Board, of Committees of the Board, and of the shareholders;

3.	In consultation with the Chief Executive Officer, and the Corporate Secretary’s Office, review the meeting agendas to ensure all required business is brought before the Board to enable it to efficiently carry out its duties and responsibilities;

4.	Ensure the Board has the opportunity, at each regularly scheduled meeting, to meet separately without non-independent directors and management personnel present;

5.	Ensure, in consultation with the Chairs of the Committees of the Board, that all items requiring Board and Committee approval are appropriately tabled;

6.	Ensure the proper flow of information to the Board and review, with the Chief Executive Officer and the Corporate Secretary’s Office, the adequacy and timing of materials in support of management personnel’s proposals;

7.	In conjunction with the relevant Committee of the Board (and its Chair), review and assess the Directors’ meeting attendance records and the effectiveness and performance of the Board, its Committees (and their Chairs) and individual Directors;
D.	Shareholders
1.	Chair the annual, and any special meeting, of the shareholders;

2.	Ensure that all business that is required to be brought before a meeting of shareholders is brought before such meeting;
E.	Other
1.	Exercise the authority of the Chief Executive Officer in the unlikely event that the Chief Executive Officer is absent and is unable to act and action on the part of the Chief Executive Officer is urgently required to protect the interests of the Corporation;

2.	Carry out special assignments or any functions as requested by the Board.
Reviewed March 2007

52 |           Bell Canada Enterprises Management proxy circular

Schedule D — Chief Executive Officer position description

The Chief Executive Officer (“CEO”) of BCE Inc. (the “Corporation”) has the primary responsibility for the management of the business and affairs of the Corporation. As such, the CEO shall establish the strategic and operational orientation of the Corporation and in so doing, provide leadership and vision for the effective overall management, profitability, increasing shareholder value and growth of the Corporation and for conformity with policies agreed upon by the Board of Directors of the Corporation (the “Board”). The CEO is directly accountable to the Board for all activities of the Corporation.
More specifically, in collaboration with the Board, the CEO shall:
A.	Leadership
1.	Create a culture within the company that supports the achievement of strategic and operational objectives by ensuring rigor in the recruitment, selection, individual development and the monitoring of executive team members and other senior management personnel, thus ensuring the company maintains a strong succession plan;

2.	Provide leadership and vision for the Corporation and promote the Corporation’s goal of profitability and growth in a sustainable and responsible manner;

3.	Develop an awareness of global trends in the Corporation’s core lines of operations so as to manage rapid technological developments;

4.	Promote an environment of customer focus and outstanding customer service so as to respond to the demands of increasingly service-oriented markets;
B.	Corporate Social Responsibility and Integrity
1.	Develop and maintain a corporate culture that promotes integrity and ethical values throughout the organization, fostering a culture of ethical business conduct;

2.	Promote and protect the Corporation’s reputation in its markets and with all customers, communities, and government and regulatory bodies;
C.	Strategy, Risks and Budget
1.	Develop and oversee the execution of, and monitor progress of, the Business Plan and the annual operating and capital budgets;

2.	Identify, and develop plans to manage, the principal risks with respect to the Corporation and its businesses;
D.	Governance and Policies
1.	Oversee the development and implementation of, and compliance with, key corporate policies, including policies regarding corporate governance, social responsibility, risk management and financial reporting, as well as compliance with applicable legal and regulatory requirements;

2.	Work in close collaboration with the Board Chair to determine the scheduling of, and agendas for, meetings of the Board and of Committees of the Board so as to ensure that the Board is kept apprised in a timely manner of the business operations and main issues facing the Corporation, and to ensure there is an effective relationship between management and the members of the Board;
E.	Business Management
1.	Approve commitments within the limits of delegated approval authorities from the Board and provide general supervision and management of the day-to-day business and affairs of the Corporation;

2.	Serve as the Corporation’s chief spokesperson to its principal stakeholders including its shareholders, the financial community, customers, government and regulatory bodies and the public generally;
F.	Disclosure
1.	Together with the Disclosure and Compliance Committee and the Chief Financial Officer, ensure appropriate and timely disclosure of material information;

2.	Together with the Chief Financial Officer:
a.	establish and maintain the Corporation’s disclosure controls and procedures through appropriate policies and processes;

b.	establish and maintain the Corporation’s internal controls over financial reporting through appropriate policies and procedures;

c.	develop the process for, and comply with, the certifications to be provided in the Corporation’s public disclosure documents;
G.	Other
1.	Carry out any other appropriate duties and responsibilities assigned by the Board.
Reviewed March 2007

Bell Canada Enterprises Management proxy circular           | 53

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact the Corporation’s proxy solicitation agent, at:

Georgeson Shareholder
100 University Avenue
llth Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American toll-free number: 1-866-413-8829

www.bce.ca
PRINTED IN CANADA

REGISTERED SHAREHOLDERS	Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6

Proxy form for our annual and special shareholder meeting on June 6, 2007

In the proxy form, you and your refer to the holder of BCE Inc. common shares. We, us, our, the Corporation and BCE refer to BCE Inc.
The proxy form is solicited by and on behalf of management.
Our annual and special shareholder meeting (meeting) will be held at 9:30 a.m. (Eastern time) on Wednesday, June 6, 2007 at Centre Mont-Royal, 2200 Mansfield Street, Montréal, Québec, in the auditorium Le Grand Salon.
This information sheet and the reverse side of it provide important information that will help when you are completing your proxy form, which is identified as pages 1 and 2. The proxy form is attached to this information sheet and can be easily separated by tearing along the perforated line.

YOUR VOTE IS IMPORTANT
As a shareholder, you have the right to vote your shares on electing directors, appointing the auditors, approving the special resolution with respect to the name change of the Corporation, approving the resolution with respect to amendments to equity-based compensation plans and any other items that may properly come before the meeting. You can vote your shares by proxy or in person at the meeting or any adjournment.
If you receive more than one proxy form, please complete, date, sign and return each one.
IF YOU ARE VOTING IN PERSON AT THE MEETING
Do not complete the proxy form.

VOTING BY PROXY
This is the easiest way to vote. Voting by proxy means that you are giving the person named in section A of the proxy form (the proxyholder) the authority to vote your shares for you.
If you are voting by proxy, Computershare Trust Company of Canada or other agents we appoint must receive your signed proxy form by 4:45 p.m. (Eastern time) on Tuesday, June 5, 2007.
There are five ways to vote by proxy. See the reverse side of this information sheet for details.
SPECIAL NEEDS
Please let us know if you need any special assistance at the meeting by calling Computershare at 1-800-561-0934.
Note: The proxy form attached to this information sheet is also to be used by participants in the Corporation’s Employees Savings Plan (ESP).

Five ways to vote by proxy

1	BY TELEPHONE
▪	Call 1-866-732-8683 (toll-free in Canada and the United States) or 312-588-4290 (International Direct Dial) from a touch-tone phone and follow the instructions.
▪	You will need your control number, holder account number and proxy access number.
▪	You will find these three numbers on the right.
▪	If you choose to vote by telephone, you cannot appoint anyone other than the directors named in section A of the proxy form as your proxyholder.
2	ON THE INTERNET
▪	Go to Computershare’s website at www.investorvote.com and follow the instructions on screen.
▪	You will need your control number, holder account number and proxy access number.
▪	You will find these three numbers on the right.
3	BY MAIL
▪	Detach the proxy form (pages 1 and 2) from the information sheet by tearing along the perforated line.
▪	Complete the proxy form, ensuring that you sign and date it, and return it in the envelope we have provided.
4	BY FAX
▪	Detach the proxy form (pages 1 and 2) from the information sheet by tearing along the perforated line.
▪	Complete the proxy form, ensuring that you sign and date it, and fax both pages in one transmission to
1-866-249-7775 (toll-free in Canada and the United States) or 416-263-9524 (outside Canada and the United States).
▪	Please send both pages in one fax transmission.
5	BY APPOINTING ANOTHER PERSON TO GO TO THE MEETING AND VOTE YOUR SHARES FOR YOU
▪	This person does not have to be a shareholder.
▪	Strike out the four names that are printed in section A of the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign and date the form and return it to Computershare as instructed.
▪	Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.
▪	At the meeting, he or she should see a representative of Computershare at the table marked “Alternate attorneys/External proxyholders”.
YOUR ACCESS CODES
You will need these codes to vote by telephone or on the Internet, or to receive documents electronically:
Control number

Holder account number
   C1234567890
Proxy access number
   12345

RECEIVING DOCUMENTS ELECTRONICALLY, IS FASTER, CLEANER AND CHEAPER
You can choose to receive future shareholder communications electronically.
Faster — Receive your documents earlier
Cleaner — Save trees, energy and water, and reduce air emissions
Cheaper — Reduce your company printing and postage costs
To sign up, go to our website at www.bce.ca, click on the “Vote online” link and follow the instructions.
You will need your holder account number and proxy access number.
If you do not sign up for this service, we will continue to send you documents by mail.

How to get there

Our annual and special shareholder meeting will be held at 9:30 a.m. (Eastern time) on Wednesday, June 6, 2007 at
Auditorium Le Grand Salon
Centre Mont-Royal,
2200 Mansfield Street,
Montréal, Québec.
Beverages will be served.
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P.1

This is your proxy form for BCE Inc.’s annual and special shareholder meeting on June 6, 2007.

The proxy is solicited by and on behalf of management.
Detach this proxy form by tearing along the perforated line, and complete it, ensuring that you sign and date it to exercise your right to vote your shares by mail or fax or to appoint someone else to vote your shares for you at the meeting.
This form revokes all proxy forms (with respect to the same shares) you have previously signed that relate to the meeting. It will only be accepted as a valid proxy if it remains intact and has been signed. If you have any questions about completing this form, please call Georgeson Shareholder Communications Canada Inc. at 1-866-413-8829 for service in English or in French.

A	COMPLETE THIS SECTION TO APPOINT A PROXYHOLDER
Appointing a proxyholder
By completing this proxy form, you are appointing as your proxyholder
Mr. R.J. Currie,
Mr. M.J. Sabia,
Ms. J. Maxwell or
Mr. A. Bérard,
who are directors of the Corporation, unless you appoint someone else.
Your proxyholder will attend the meeting and vote your shares on your behalf. Your proxyholder:
▪	has the same rights you would have if you attended the meeting in person, including the right to appoint a substitute proxyholder

▪	will vote your shares as you specify in section C. If you do not specify how you want your shares voted, the directors named as proxyholders intend to cast the votes represented by proxy at the meeting as recommended by the board of directors

▪	may vote your shares as he or she sees fit on any amendments to these items and on any other items that may properly come before the meeting or any adjournment.
You have the right to appoint someone other than these four people as your proxyholder. To do this, strike out the four names listed above and print the name of the person you are appointing in the box below. This person does not have to be a shareholder of the Corporation.
B	TELL US IF YOU WANT TO RECEIVE FINANCIAL REPORTS
Quarterly reports
We will NOT send the Corporation’s quarterly reports to you in 2007 (including Q1-2008), unless you tell us that you want to receive them by checking the box below.
☐	Please send me the Corporation’s quarterly reports in 2007
If you do not check the box above or do not return pages 1 and 2 of this proxy form, we will assume that you do NOT want to receive the Corporation’s quarterly reports in 2007.
Annual report
By law, we must send to you as a registered shareholder the Corporation’s annual financial statements and related management’s discussion and analysis (MD&A), unless you tell us that you DO NOT want to receive them by checking the box below.
☐	Please DO NOT send me the Corporation’s annual financial statements and related MD&A
If you check the box above, we will NOT send you the Corporation’s annual financial statements and related MD&A and this instruction will continue from year to year (unless you revoke it).
☐	Please DO send me the Corporation’s annual financial statements and related MD&A
If you check the box above (thereby revoking prior instructions) or do not return pages 1 and 2 of this proxy form, we will assume that you DO want to receive the Corporation’s annual financial statements and related MD&A.
We will continue to send you the notice of annual shareholder meeting and management proxy circular and proxy form so you can vote your shares.

Please complete the other side of this form before mailing or faxing. Please send both pages in one fax transmission.	→
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C	COMPLETE THIS SECTION TO PROVIDE VOTING INSTRUCTIONS	P.2
Please check “For”, “Withhold” or “Against”, as applicable, for each of the following items.
Please print in ink. Use a black or blue pen. Mark your vote with an X as shown in this example. ☒

1. Election of directors: The board of directors recommends voting FOR all nominees. The proposed nominees are:

	FOR	WITHHOLD		FOR	WITHHOLD		FOR	WITHHOLD
01. A. Bérard	☐	☐	06. B.M. Levitt	☐	☐	11. J.A. Pattison	☐	☐

02. R.A. Brenneman	☐	☐	07. E.C. Lumley	☐	☐	12. R.C. Pozen	☐	☐

03. R.J. Currie	☐	☐	08. J. Maxwell	☐	☐	13. M.J. Sabia	☐	☐

04. A.S. Fell	☐	☐	09. J.H. McArthur	☐	☐	14. P.M. Tellier	☐	☐

05. D. Soble Kaufman	☐	☐	10. T.C. O’Neill	☐	☐	15. V.L. Young	☐	☐

2.	Appointment of auditors: The board of directors recommends voting FOR this item.

	FOR	WITHHOLD
Deloitte & Touche LLP as auditors	☐	☐

3. Special resolution approving the name change of the Corporation: The board of directors recommends voting FOR this item.

	FOR	AGAINST
Approving the special resolution, the full text of which is reproduced as Schedule A to the accompanying management proxy circular, to approve the name change of the Corporation.	☐	☐

4.	Resolution approving the amendments to equity-based compensation plans: The board of directors recommends voting FOR this item.

	FOR	AGAINST
Approving the resolution, the full text of which is reproduced as Schedule B to the accompanying management proxy circular, to approve amendments to the Corporation’s equity-based compensation plans.	☐	☐
D	PLEASE SIGN THIS PROXY FORM
You must sign this proxy form to ensure that it will be accepted as valid. When you sign this proxy form, you authorize the proxyholder to act and vote your shares on your behalf at the meeting and any adjournment and to carry out your voting instructions.
If you are an individual shareholder, you or your authorized attorney must sign the form. Your attorney may have to provide proof of your authorization.
For shares registered in the name of two or more owners, at least one of the holders must sign to be accepted.
For shares registered in the name of a corporation or other legal entity, an authorized officer or attorney must sign. This person may have to provide proof that he or she is authorized to sign.

		/		/	2007
SIGNATURE	DAY		MONTH		YEAR
	If you do not include a date, we will deem it to be the date that we mailed the form to you.

Please complete the other side of this form before mailing or faxing. Please send both pages in one fax transmission.	→
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